NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

MAY 1, 2019

March 26, 2019

NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 1, 2019

NOTICE IS HEREBY GIVEN that the annual meeting of holders of voting common shares (the “NACG Shareholders”) of North American Construction Group Ltd. (the “Corporation”) will be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 1st day of May, 2019, at 3:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

•	to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2018 and the auditor’s report thereon;

•	to elect the directors of the Corporation for the ensuing year;

•	to appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such; and

•	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

The Information Circular and a form of proxy accompany this notice.

NACG Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on April 29, 2019 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Edmonton, Alberta, this 26th day of March, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN CONSTRUCTION GROUP LTD.

/S/ Martin Ferron
Chairman & Chief Executive Officer

NORTH AMERICAN CONSTRUCTION GROUP LTD.

MANAGEMENT INFORMATION CIRCULAR

NORTH AMERICAN CONSTRUCTION GROUP LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Construction Group Ltd. (the “Corporation”, the “Company”, “NACG”, “our” or “we”) for use at the annual meeting (the “Meeting”) of holders of voting common shares of the Corporation (the “NACG Shareholders”) to be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 1st day of May, 2019, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated March 26, 2019 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

For the purposes of the Meeting, the Corporation is not: (a) relying on the “notice and access” rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for “proximate intermediaries” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to non-registered shareholders who have waived the right to receive them.

The Notice of Meeting, Proxy and this Information Circular will be mailed to NACG Shareholders commencing on or about April 4, 2019. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-

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looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NACG Shareholders shall be entitled to receive notice of and to vote at the Meeting is March 27, 2019. Only NACG Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NACG Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NACG. Every NACG Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NACG Shareholder desiring to appoint some other person (who need not be a shareholder of NACG) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on April 29, 2019 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NACG Shareholder or its attorney duly authorized in writing or, if a NACG

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Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NACG Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NACG Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NACG Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly arise before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NACG Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NACG Shareholder or by his, her or its attorney authorized in writing or, if the NACG Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NACG Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NACG Shareholders, as a substantial number of NACG Shareholders do not hold voting common shares of the Corporation (“NACG Common Shares”) in their own name, and thus are considered non-registered shareholders. NACG Shareholders who do not hold their NACG Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NACG Shareholders whose names appear on the records of the Corporation as the registered holders of NACG Common Shares can be recognized and acted upon at the Meeting. If NACG Common Shares are listed in an account statement provided to a NACG Shareholder by a broker, then, in almost all cases, those NACG Common Shares will not be registered in the NACG Shareholder’s name on the records of the Corporation. Such NACG Common Shares will more likely

2019 Management Information Circular 3

be registered under the name of the NACG Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NACG Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NACG Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NACG Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NACG Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NACG Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NACG Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NACG Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those applicable to proxy statements subject to Section 14(a) of the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NACG Common Shares and an unlimited number of non-voting common shares. As at March 15, 2019, there were a total of 27,271,792 NACG Common Shares outstanding and no non-voting common shares outstanding. Each NACG Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NACG Common Shares:

Name of Beneficial Owner	Number of NACG Common Shares	% of Outstanding NACG Common Shares
Cannell Capital LLC	3,028,631	11.11%

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty percent (20%) of the outstanding shares of the Corporation entitled to vote at the meeting.

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If a quorum is not present at the opening of the Meeting, the NACG Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NACG Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NACG Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NACG Shareholders as of the Record Date has been used to deliver to NACG Shareholders the Notice of Meeting and this Information Circular as well as to determine the NACG Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2018, together with the auditor’s report thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NACG Shareholders at the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of seven directors. William Oehmig has indicated that he will not stand for re-election. All other current directors have indicated that they wish to stand for re-election. Management proposes to set the total number of directors to be elected at the Meeting at six.

All of the nominees below are now directors of the Corporation and have been directors since the dates indicated below. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The Board adopted a “Board Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013, which Policy was revised on July 28, 2016. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the total number of shares withheld exceeds the total number of shares voted in favour of the nominee, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her resignation for consideration by the Board, to take effect immediately upon acceptance by the Board. Upon receipt of such a conditional resignation, the Operations Committee shall consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not exceptional circumstances exist such that the resignation should not be accepted. After considering the recommendation of the Operations Committee, the Board shall within 90 days of the shareholder’s meeting accept the resignation unless it determines that such exceptional circumstances exist. In any case, the Board shall issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept such resignation.

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The following table and the notes thereto state, as of March 15, 2019, the: (i) name, municipality, province or state of residence and country of residence of each nominee; (ii) the date each nominee first became a director of the Corporation (with the current term of each incumbent nominee expiring as of the holding of the Meeting); (iii) where applicable, the current position of each nominee with the Corporation (other than that of director); (iv) the present status of each nominee as an independent or non-independent director; (v) the committees upon which each nominee presently serves; (vi) the present principal occupation, business or employment of each nominee; (vii) the number of NACG Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (viii) the Board and committee meeting attendance record for each nominee in the fiscal year ended December 31, 2018.

Martin R. Ferron Edmonton, AB, Canada Director Since: June 7, 2012 Non-Independent Director Chairman & Chief Executive Officer Meets share ownership guidelines

Martin R. Ferron is presently the Chief Executive Officer of the Corporation and was appointed Chairman of the Board on October 31, 2017. He originally joined the Corporation as President and Chief Executive Officer and as a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc. (“Helix”), a NYSE-listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestitures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.

	Number of Securities Held (1)
	Options	Common Shares	DSUs
	152,900	1,684,065	195,177

	Committee Membership and Attendance Record
	Board		4 of 4

(1)

Martin Ferron’s securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section.

2019 Management Information Circular 6

Ronald A. McIntosh Calgary, AB, Canada Director Since: May 20, 2004 Independent Director Meets share ownership guidelines

Ronald A. McIntosh served as Chairman of our Board of Directors from May 20, 2004 to October 31, 2017. From November 2009 to January 2016, Mr. McIntosh was on the board of Forteleza Energy Inc., formerly known as Alvopetro Inc. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	116,200	239,790

Committee Membership and Attendance Record
	Board		4 of 4
	Audit		4 of 4
	Operations		6 of 6

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Bryan D. Pinney Calgary, AB, Canada Director Since: May 13, 2015 Independent Director Lead Director Meets share ownership guidelines

Bryan D. Pinney joined the board of directors on May 13, 2015 and became the Corporation’s lead independent director on October 31, 2017. He is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services. Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. Mr. Pinney was a partner with Deloitte between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is the past chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He serves on the board of TransAlta Corporation, where he is a member of the audit committee and the human resources and compensation committee. He is also a director of a Hong Kong listed oil and gas exploration company and a large private residential construction company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	30,000	121,859

Committee Membership and Attendance Record
	Board		4 of 4
	Audit		4 of 4
	Human Resources & Compensation		3 of 3

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John J. Pollesel Edmonton, AB, Canada Director Since: November 23, 2017 Independent Director On track to meets share ownership guidelines

John J. Pollesel became one of our Directors on November 23, 2017. Mr. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he was CEO for the Morris Group of Companies. Mr. Pollesel has more than 28 years of experience in the mining industry. He has been a member of several executive teams responsible for operations, engineering/projects, finance/administration, strategic planning and leading organizational transformation. In his previous role as Chief Operating Officer for Vale’s North Atlantic Operations, Mr. Pollesel was responsible for one of the largest mining and metallurgical operations in Canada. Prior to Vale, he was the Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He has chaired Finance, Audit, HSE, Compensation and Advisory Committees in addition to holding director positions at Northern Superior Resources, Calico Resources Corporation and numerous not-for-profit organizations. He presently serves on the boards and audit committees of Noront Resources Ltd., a TSX-V listed company and First Cobalt Corporation, which is listed on the TSX-V, OTC and ASX exchanges. He also serves on the governance and EHS committees of Noront and First Cobalt. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University respectively. He is a Certified Public Accountant, Certified Management Accountant and a Fellow of CPA Ontario and the Society of Management Accountants of Ontario.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	Nil	8,526

Committee Membership and Attendance Record
	Board		4 of 4
	Audit		4 of 4
	Operations		6 of 6

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Thomas P. Stan Calgary, AB, Canada Director Since: July 14, 2016 Independent Director Meets share ownership guidelines

Thomas P. Stan became one of our Directors on July 14, 2016. Mr. Stan has served as a board member on a number of public and private Corporations and is currently the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	Nil	28,877

Committee Membership and Attendance Record
	Board		4 of 4
	Audit		4 of 4
	Human Resources & Compensation		3 of 3
	Operations		6 of 6

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Jay W. Thornton Calgary, AB, Canada Director Since: June 7, 2012 Independent Director Meets share ownership guidelines

Jay W. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 30 years of oil and gas experience, most recently as a partner with Novo Investment Group, an investment firm specializing in the oil and gas industries. He spent the first part of his career in various management positions with Shell Canada Inc. Mr. Thornton joined Suncor Energy, Canada’s largest integrated energy company, where he spent 12 years in various operating and corporate executive positions, including four years in Fort McMurray at Suncor’s oil sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with the Canadian Association of Petroleum Producers, the Canadian Petroleum Products Institute, and Obsidian Energy Ltd., a publicly traded Canadian oil and gas company. He currently sits on the board of Tervita Corporation, a publicly traded Canadian energy and environmental waste services company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Canadian Institute of Corporate Directors.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	34,400	123,100

Committee Membership and Attendance Record
	Board		4 of 4
	Human Resources & Compensation		3 of 3
	Operations		6 of 6

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Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Ronald McIntosh was a director of Forteleza Energy Inc. (“Forteleza”) formerly known as Alvopetro Inc. (“Alvopetro”) from November of 2009 to January of 2016. On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the “Order”) under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such steps in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.

Forteleza believed that the CRA’s position was not sustainable and vigorously disputed the CRA’s claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011, the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition, the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.

Jay Thornton was a director of Obsidian Energy Ltd., which was previously named Penn West Petroleum Ltd. (“Penn West”). On August 5, 2014, the Alberta Securities Commission and Ontario Securities Commission both granted Penn West, upon Penn West’s application, management cease trade orders in relation to a review of Penn West’s accounting practices and restatement of its financial statements. Those cease trade orders are no longer in effect as of September 23, 2014.

John Pollesel is a director of First Cobalt Corporation (“First Cobalt”). First Cobalt announced on June 21, 2017 that it had proposed a friendly merger with Cobalt One Ltd. (“Cobalt One”) and CobalTech Mining Inc. (“CobalTech”). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.

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Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his successor is appointed.

2.	APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF DIRECTORS TO FIX THEIR REMUNERATION

At the Meeting, NACG Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditor’s remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2019 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	OTHER MATTERS

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

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COMPENSATION DISCUSSION AND ANALYSIS

HUMAN RESOURCES & COMPENSATION COMMITTEE COMPOSITION

The Human Resources and Compensation Committee (the “HRCC”) is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions. Each HRCC committee member brings human resources and specifically executive compensation oversight, as well as financial knowledge and industry experience. The members of the HRCC are, as of March 15, 2019:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience
Thomas P. Stan	Chair

Direct experience managing compensation and human resources matters as Chairman and CEO of Total Energy Services Ltd., President & CEO of Sound Energy Trust and Corval Energy Ltd, over previous 18 years.

Jay W. Thornton	Member

Served as Chairman of the Corporation’s Human Resources & Compensation Committee from 2014 to 2017.

Served as Chairman of the Compensation Committee for Obsidian Energy Ltd. (formerly Penn West Petroleum Ltd.) from 2016 to 2017.

Served as Chairman of the Governance / Compensation Committee of Iskander Energy (a privately held Calgary based oil and gas company).

Direct experience managing compensation and human resources matters as a senior executive of Suncor Energy Inc. over previous 16 years.

William C. Oehmig	Member

Has served on the Corporation’s Human Resources & Compensation Committee since 2006.

Served on the Universal Fibers, Inc. compensation committee from 2008 to 2015.

Involved in analysis of compensation plans and human resources matter as chairman of the boards of Purina Mills, Exopack, Royster Clark, and Sterling Diagnostic Imaging and as chair of the board of trustee for The Baylor School.

Bryan D. Pinney	Member

Has served on the Corporation’s Human Resources & Compensation Committee since 2015.

Direct experience overseeing compensation programs as part of managing partner roles.

Member of the Human Resources & Compensation Committee of both TransAlta Corporation and Persta Resources Inc. Involved in oversight of the compensation programs of a private residential construction company.

Served as Chair of the Board and as Chair of the Human Resources & Compensation Committee at Mount Royal University and responsible for oversight of the CEO’s compensation.

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HRCC RESPONSIBILITY

The HRCC is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate.

COMPENSATION GOVERNANCE

Under this mandate, the Board has approved a Committee Charter which outlines the accountabilities of the HRCC. These responsibilities include:

(a)	review and recommend to the Board for approval the Corporation’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the independent members of the Board for approval annually the corporate goals and objectives relevant to the compensation of the CEO;

(c)

review and recommend to the independent members of the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d)

review and approve the compensation package for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In this Charter, “Executive Management” includes the CEO, President and COO, EVP and CFO, Senior Vice President(s) and Vice-President(s);

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to: the Share Option Plan, Deferred Share Unit Plan (DSU Plan), and the Performance Share Unit (PSU) and Restricted Share Unit (RSU) Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;

(i)

retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to advise and assist the Committee with respect to its responsibilities. The Committee will have sole authority to approve the consultant’s fees and the other terms and conditions of the consultant’s retention; and

(j)	undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in this Charter.

RISK MANAGEMENT

As key part of its oversight of executive compensation and a desire to mitigate risk, the HRCC has taken the following actions:

•

Made a majority of the targeted annual compensation of each NEO “at-risk” and contingent on achieving pre-determined objectives or based on the appreciation of the Corporation’s share price over the mid to long term;

•	Regularly benchmarked base, variable and total compensation against a peer group of organizations selected by the HRCC as relevant for compensation benchmarking purposes;

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•

Structured the Short-term Incentive Plan (STIP) with a balanced, diversified mix of financial and non-financial performance measures, each intended to improve different elements of the Corporation’s business;

•	Changed the STIP targets to 45% EBITDA, 45% EBIT and 10% safety;

•	Set a threshold for STIP payout, established to compensate strong Corporation performance against stretch targets;

•	Conversely, the STIP payout has been capped for the CEO and for the other NEOs;

•	Provided the executive team with the option of converting up to 50% of their STIP payout to DSUs, where more of their pay is invested in the company and tied to share price;

•	Adopted formal share ownership guidelines for NEOs, which require them to hold a target dollar value of equity in the Corporation while employed in an executive position;

•	Implemented a vesting period of up to three years for RSUs and PSUs to align executives’ interests and efforts with those of shareholders over the long term;

•

Granted RSUs and PSUs annually, with varying vesting periods to those granted to the CEO, to provide overlapping performance cycles that require sustained levels of performance to achieve a consistent payout;

•	Provided strong oversight of the executive compensation program by using discretion to adjust metrics or payouts based on results, events and/or individual circumstances; and

•

Implemented a formal anti-hedging policy which prohibits directors and employees, including executive officers, from short-selling or hedging securities of the Corporation, including a prohibition on purchasing financial instruments that are designed to hedge or offset a decrease in market value of securities granted as compensation or otherwise held directly or indirectly by the director or employee.

SUMMARY OF 2018 HRCC ACTIONS:

During 2018, the HRCC held four scheduled meetings and accomplished the following:

•	Reviewed the 2017 Corporate performance and made recommendations to the Board on the CEO and other NEO’s annual STIP payment;

•	Reviewed and made recommendations for approval to the Board for the 2018 STIP performance criteria and targets;

•	Reviewed and set goals for the CEO which align with the Corporation’s business strategy and financial outlook;

•	Engaged the services of an independent consultant to review and provide advice on its executive compensation practices;

•	Reviewed the Corporation’s long-term incentive plan (LTIP) progress with quarterly reports on total shareholder return in relation to its peer group;

•	Reviewed executive pay, including base salary and total direct compensation in relation to comparable positions within the Corporation’s peer group;

•	Reviewed and approved the annual LTIP grants and settlement awards;

•

In co-operation with the Board members, in particular the CEO, used the services of an independent consultant to carry out and appoint an Executive Vice President and Chief Financial Officer (CFO), providing more oversight to financial goals and growth strategies of the Corporation, since the CFO position was vacated in 2015. With the Board’s offer approval, the CFO was granted one-time LTIP awards upon acceptance of his employment agreement.

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•	Reviewed and approved corporate human resources policies and guidelines; and

•	Reviewed the Corporation’s compensation philosophy for non-executive positions.

The following information explains the Corporation’s position on executive compensation and describes in detail the compensation paid to the named executive officers.

2018 NAMED EXECUTIVE OFFICERS

The discussion of executive compensation focuses on the compensation of the following executive team members for the year ended December 31, 2018:

Named Executive Officer	Position
Martin R. Ferron	Chairman of the Board & Chief Executive Officer
Joseph C. Lambert	President and Chief Operating Officer
Barry W. Palmer	Senior Vice President, Operations
Jason W. Veenstra	Executive Vice President and Chief Financial Officer
Robert J. Butler	Vice President, Finance

All of the executives above are our “named executive officers” or “NEOs” for purposes of this compensation disclosure.

EXECUTIVE COMPENSATION PHILOSOPHY

The executive compensation philosophy is based on four core principles – competitive compensation, pay for performance, transparent disclosure, and alignment with shareholder interests.

✓ Alignment with ShareholderInterests

It is in the Corporation’s best interest to meet or exceed shareholder expectations and ensure continued access to capital on favorable terms. Accordingly, the pay “at-risk” or variable pay plans (STIP and LTIP) were designed to align the activities of the Corporation’s executives with shareholder interests. Each of these plans is described in greater detail within this document.

✓ Pay for Performance

The Corporation believes that executive compensation should be strongly correlated to the financial performance and safety performance (as it directly affects profitability) of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, the Board has adopted the annual STIP, which rewards executives for the achievement of key financial, non-financial and individual objectives in the more immediate term, as well as the LTIP, which rewards executives for the overall financial success of the Corporation over the longer term.

✓ Transparent Disclosure

We are committed to providing transparent disclosure of executive compensation. It is our intent to follow best practices, comply with all regulatory requirements and communicate our executive pay in plain language.

✓ Competitive Compensation

The Corporation has adopted a market-competitive executive total compensation package. It is the goal of the Corporation to attract and retain talented executives who are capable and motivated of executing the financial and business objectives of the Corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent.

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The HRCC and the Board share the focus on shareholders’ interest and make executive compensation decisions which are consistent with the Corporation’s compensation philosophy. Highlights of the 2018 executive compensation are as follows:

•  Salaries for NEOs remained unchanged for 2018:

•  Froze base salaries for the 5th year for the CEO (now Chairman and CEO) and the Senior Vice President, Operations;

•  Froze the base salary for the 3rd third year for the Vice President, Finance (since being appointed in April 2015); and

•  Provided no increase to the President and COO during the year 2018;

			✓	✓
✓
✓

			✓	✓

• CEO’s realized pay aligned with company’s performance, both in total shareholder return and peer group ranking.	✓	✓	✓	✓
• NEOs pay “at-risk” for both the short and long-term incentives linked to the Corporation’s strategic goals achievement.	✓	✓	✓	✓

•  Appointed an Executive Vice President and Chief Financial Officer (CFO), providing more oversight to financial goals and growth strategies of the Corporation, since the CFO position was vacated in 2015;

	✓		✓	✓
• Added EBIT as a significant component to the short-term incentive plan (STIP) performance criteria; and	✓	✓	✓	✓
• Increased the financial performance factor within the STIP from 85% to 90%, placing a higher financial weighting on the “at-risk” pay for NEOs.	✓	✓	✓	✓
• Despite highs and lows in the Oil and Gas and Mining sectors, NACG gained 111% in TSR and ranked No. 1 among its peer group in 2018.	✓	✓	✓	✓

Alignment with Shareholder Interests Pay for Performance Transparent Disclosure Competitive Compensation

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In 2018, a thorough compensation review of the NEO’s total compensation was completed by Mercer (Canada) Limited (“Mercer”), an independent consultant. Mercer benchmarked pay levels on a holistic basis, capturing base salary and short-term incentives to review against total cash compensation, and long-term incentives to analyze and compare total direct compensation to assess NACG’s competitiveness against the market. Based on market information provided for each executive position, no changes to NEO compensation were recommended.

In determining compensation for NEOs, the HRCC approved a twelve-company comparator peer group, which included companies that meet the following criteria:

(a)	compete with NACG for customers and revenue;

(b)	compete with NACG for executive talent, particularly in the Alberta labour market;

(c)	compete with NACG for equity or other capital;

(d)	are in the same or similar industry, such as construction and engineering or oil and gas equipment and services;

(e)	are of comparable size, whether in terms of revenue, EBITDA or number of employees; and

(f)	where reliable benchmark compensation information is available.

The peer group was reduced to eleven companies effective July 19, 2018 when Newalta Corporation merged with Tervita Corporation. Relative to the peer group, NACG is positioned between the 25th and 50th percentiles on revenue, assets, market capitalization and enterprise value and between the 50th and 75th percentiles on EBITDA.

Certain competitors are excluded from our comparator group because they are private corporations or partnerships (i.e. KMC Mining/Thiess, Thompson Bros.) or smaller divisions of larger corporations and therefore insufficient compensation information is available for them. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

NACG is positioned near the median of the peer group listed below in terms of revenue size:

COMPANY NAME	REVENUE ($ Millions CDN) (a)	CITY, PROVINCE
AECON GROUP INC.	$3,003	Toronto, ON
WAJAX CORPORATION	$1,469	Mississauga, ON
CES ENERGY SOLUTIONS CORP.	$1,202	Calgary, AB
STUART OLSON INC.	$1,021	Calgary, AB
TOTAL ENERGY SERVICES INC.	$812	Calgary, AB
NORTH AMERICAN CONSTRUCTION GROUP LTD.	$410	Acheson, AB
HORIZON NORTH LOGISTICS INC.	$359	Calgary, AB
ESSENTIAL ENERGY SERVICES LTD.	$192	Calgary, AB
ENTREC CORPORATION	$166	Acheson, AB
BLACK DIAMOND GROUP LIMITED	$162	Calgary, AB
MACRO ENTERPRISES INC.	$80	Fort St. John, BC

(a)	Trailing 12-months revenue as of December 31, 2018, pursuant to publicly filed information.

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EXECUTIVE COMPENSATION OVERVIEW

The following table sets out the various components of compensation that NEOs were eligible to receive for 2018:

	Executive Compensation Components	Time Frame
Base Salary

Salaries are based on the executive’s level of responsibility, skills and experience, and the market value of the position. Base salary adjustments are considered annually, taking into account the executive’s overall performance, experience and market conditions.

Annual market reviews and adjustments
Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s financial and safety performance in the fiscal year as well as each NEO’s achievement against individual objectives. These measures have a pre-determined target set by the Board before the start of the fiscal year and funding of the STIP pool is based on the performance of the Corporation against the financial target during the year. The CEO, President and COO and EVP and CFO, each have targeted annual bonuses of 100% of base salary. The other NEOs have a targeted annual bonus of 75% of their individual base salaries. Actual payout is determined by the level of achievement of predetermined financial, safety and individual objectives. Payouts range from zero to a maximum of 200% of an executive’s STIP target and are subject to the approval of the HRCC in the case of NEOs other than the CEO and to approval of the Board of Directors in the case of the CEO (200% maximum for CEO and 150% maximum for all other NEOs).

Annual performance
Long-Term Incentive Plan (“LTIP”)

LTIP grants are made through two vehicles: (1) PSUs and (2) RSUs. The CEO is eligible to receive a target annual LTIP compensation value of 150% of his annual base salary at the time of grant. The President and COO and the EVP and CFO are each eligible to receive a target annual LTIP compensation value of 100% of their respective annual base salary at the time of grant. The SVP, Operations has a target annual LTIP compensation value of 65% of annual base salary at time of grant. The VP, Finance has a target annual LTIP compensation value of 50% of annual base salary at time of grant. Each NEO is awarded 60% as PSUs and 40% as RSUs. All grants are subject to the approval of the HRCC in the case of NEOs other than the CEO and to approval of the Board of Directors in the case of the CEO. Awards are equity-settled and hedged by purchases of shares by an arm’s length trust established for such purpose.

One to three year performance cycle

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	Executive Compensation Components	Time Frame
Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered savings plan (“Group Investment Account”).

Paid Semi-monthly with base salary

Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.	Monthly Premiums

Perquisites

Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an optional annual medical examination and a discretionary health care spending account.

Monthly, as incurred

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the HRCC, with adjustments typically effective July 1st. The Committee may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit during the previous year. In reviewing the base salaries of the Corporation’s executives, the HRCC also considers comparator group compensation, internal pay relationships, total direct target compensation, total employee cost and the pay position of each executive in the market.

The following table sets out the base salaries as at December 31, 2018:

NEO	December 31, 2018 Base Salary ($)	December 31, 2017 Base Salary ($)	% change
Martin R. Ferron	625,000	625,000	0.0%
Joseph C. Lambert	375,000	375,000	0.0%
Barry W. Palmer	299,000	299,000	0.0%
Jason W. Veenstra (a)	285,000	N/A	N/A
Robert J. Butler	230,000	230,000	0.0%

(a)	Mr. Veenstra was not employed with by NACG at the time of the compensation review for 2018.

Variable Pay – Short-Term Incentive Plan (“STIP”)

STIP is the primary variable pay vehicle the Corporation uses to reward executives for their contributions to strong financial and operational performance in a financial year. Its purpose is to motivate executives to help the Corporation achieve both its financial and safety goals, and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

The key financial STIP metrics for the NEOs are EBIT and Adjusted EBITDA because they are each a measurement of profitability, which the Corporation believes is a good indicator of overall Corporate performance. The definition of “EBITDA” is net income before interest expense, income taxes, depreciation and amortization. The definition of “EBIT” is defined as net income (loss) before interest

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expense and income taxes. “Adjusted EBITDA” is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income. Both EBITDA and Adjusted EBITDA are non-GAAP financial measures. The terms “Bonus EBIT” and “Bonus EBITDA” refer to EBIT and Adjusted EBITDA subject to certain adjustments.    See “Non-GAAP Financial Measures” in our Management Discussion & Analysis for the year ended December 31, 2018. The HRCC may make recommendations to the Board regarding adjustments to Adjusted EBITDA, thus defining Bonus EBITDA, to eliminate factors not considered to be related to the performance of management. The Bonus EBIT and Bonus EBITDA combine as the funding mechanism for the STIP.

NACG chooses safety as another key STIP metric because the Corporation places an extremely high degree of focus on health and safety, and is in line with our clients’ measurement standards. In 2018, the Total Recordable Injury Rate (“TRIR”) was used as the key safety STIP metric. The TRIR is an industry and nationally recognized standard safety measure. It is based upon the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked. The calculation for TRIR is the number of recordable cases multiplied by 200,000, divided by the total number of hours worked by all employees during the year.

Together, Bonus EBIT and Bonus EBITDA, performance, split equally, comprise 90% of the STIP and safety performance comprising 10% of the STIP performance targets.

The Board approves both the financial targets (Bonus EBIT and Bonus EBITDA) and safety target each year. These targets are intended to be challenging. For the year ending December 31, 2018, the Board approved the Bonus EBIT and Bonus EBITDA target after having taken into account the results from 2017, as well as the budget and business plans prepared. The Board also approved the safety metric and target for the year ending December 31, 2018, taking into consideration the results and areas of focus from 2017.

For 2018, the CEO’s STIP comprises 100% on corporate performance. For the other NEOs, the STIP comprises 50% corporate performance as described above and 50% individual performance. Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of each individual’s base salary. The payouts for the NEOs range from zero to a maximum of 200% of target bonus, depending on the Corporation’s performance relative to the financial and safety targets and for the NEOs, with the exception of the CEO, relative to the executive’s individual performance. The following table sets forth the STIP target, maximum STIP award for the year ended December 31, 2018, and actual STIP award for each NEO. For any STIP award to occur, a threshold of 75% of combined performance to bonus targets must be met.

NEO	2018 STIP Target as Percentage of Base Salary (%)	STIP Target ($) (a)	Maximum STIP Award ($) (b)		Actual 2018 STIP Award ($)
Martin R. Ferron	100%	625,000	2.0x	1,250,000	1,195,106
Joseph C. Lambert	100%	375,000	1.5x	562,500	562,500
Barry W. Palmer	75%	299,000	1.5x	336,375	336,375
Jason W. Veenstra	100%	88,606	1.5x	132,909	132,909
Robert J. Butler	75%	230,000	1.5x	258,750	258,750

(a)

STIP Target is determined as follows: Base Salary from January 1, 2018 to December 31, 2018, multiplied by 2018 STIP Target Percentage. This calculation takes into consideration base salary changes made part way through the year and the number of eligible calendar days in the period.

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(b)	The Maximum STIP Award is based on two times (2x) the base salary earned for the period for Mr. Ferron and one and one-half times (1.5x) the base salary earned for the period for all other NEOs.

The HRCC recommends the STIP award for the CEO on the basis of the Corporation’s Bonus EBIT, Bonus EBITDA and safety performance and on the achievement of the CEO’s individual goals. The Board approves the CEO’s STIP award. The HRCC approves the STIP awards for other NEOs, on the recommendation of the CEO, based on the same criteria.

Variable Pay – Long-Term Incentive Plan (“LTIP”)

The purpose of the Corporation’s equity-based LTIP is to motivate executives to achieve sustained mid and long-term performance, which will increase the value of the Corporation over the long term and generate sustained returns for shareholders. Under the LTIP, incentives are awarded to executives in the form of Performance Share Units (PSUs), with the pay-out value linked to the total shareholder return (TSR) in relation to that of the Corporation’s peer group mentioned earlier, and Restricted Share Units (RSUs), the pay-out value of which is directly linked to share price. Share Options, which were previously awarded under the LTIP, were replaced by PSUs in 2014, though only the CEO received a PSU grant in 2014. The NEOs received the annual PSU and RSU grants commencing in July 2016 and again in July 2017.

The performance metric of TSR in relation to the comparator group has the performance targets as indicated below, which determine the percentage payout upon analysis of results:

PSU Performance Payout Chart

NACG TSR Percentile Rank relative to the Comparator Group	% of TSR Target Earned
At or above 90th Percentile (Maximum)	200%
75th Percentile (Stretch)	150%
50th Percentile (Target)	100%
25th Percentile (Threshold)	25%

Annual Target LTIP (July 1, 2018):

NEO	Annual LTIP Value at Target (% of base salary)	% as PSUs	% as RSUs	% as Share Options
Martin R. Ferron	150	60	40	nil
Joseph C. Lambert	100	60	40	nil
Barry W. Palmer	65	60	40	nil
Jason W. Veenstra (a)	100	60	40	nil
Robert J. Butler	50	60	40	nil

(a)	Mr. Veenstra was not employed by NACG at the time of the regular annual LTIP Grant for 2018.

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Restricted Share Unit (RSU) Plan at a glance:

Participants	Management Employees active on the grant date.

Vesting	“Cliff-vest” three years from the date of grant.

Performance Cycle	Three years from the grant date.

Performance Measure	The settlement is based on the fair market value of a common share as of the maturity date.

Settlement Timing	Settled within 90 days following RSU Maturity Date and in any event no later than December 31 of the year in which the Maturity Date occurs.

Equity Settlement	Settled by issuances of shares purchased on the open market by an arm’s length trust established for such purpose.

Change of control	Become earned. See below for greater details.

Termination	Become forfeited. See below for greater details.

Performance Share Unit (PSU) Plan at a glance:

Participants	Management Employees active on the grant date.

Vesting	“Cliff-vest” three years from the date of grant.

Performance Cycle	Three years from the grant date.

Performance Measure	The settlement is based on TSR over a three-year period, relative to the Corporation’s comparator group.

Settlement Opportunity	Participants may receive 0% to 200% of their target grant, based on Performance Measures.

Settlement Timing	Settled within 90 days following PSU Maturity Date and in any event no later than December 31 of the year in which the Maturity Date occurs.

Equity Settlement	Settled by issuances of shares purchased on the open market by an arm’s length trust established for such purpose.

Change of control	Become earned. See below for greater details.

Termination	Become forfeited. See below for greater details.

The RSU Plan is part of the Corporation’s LTIP. Under the RSU Plan, a RSU and/or a PSU is a right granted to a participant to receive, at the Corporation’s option, either a Common Share of the Corporation or a cash payment equivalent to the fair market value of a Common Share of the Corporation. Certain RSUs granted to the CEO vest over a three-year period, one-third on each anniversary of the grant date. All other RSUs “cliff-vest” on the third anniversary of the grant date. Subject to performance criteria, all PSUs “cliff-vest” on the third anniversary of their grant date. If any dividends are paid on the NACG Common shares, additional RSUs or PSUs will be credited to the participant to reflect such dividends. The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs and PSUs that are not earned RSUs are immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the event of retirement or disability of a participant, all earned RSUs will be redeemed within 30 days of the maturity date. Any RSUs which have not completed their prescribed term (credited RSUs) will continue to be eligible to become earned RSUs as if the participant was still employed by the Corporation. On the death of a participant, all credited RSUs or PSUs will be deemed earned and will be redeemed within

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90 days of the date of the participant’s death, or in the case of PSUs, will be settled following receipt of the results required to measure the performance criteria (refer to the PSU Performance Payout Chart contained in this document). Rights respecting RSUs and PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010, the Board approved amendments to the RSU plan in the event of a Change of Control to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed will be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU or PSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated by the Participant for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs will be immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs will be paid out.

The Board may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs or PSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

The following table outlines the total LTIP awards for the NEOs for the year ended December 31, 2018:

NEO	LTIP Target as Percentage of Base Salary (%) (a)	RSUs Granted July 1, 2018	PSUs Granted July 1, 2018	Share Options Granted (b)
Martin R. Ferron	150	46,354	69,531	nil
Joseph C. Lambert	100	18,542	27,813	nil
Barry W. Palmer	65	9,610	14,415	nil
Jason W. Veenstra	100	N/A	N/A	nil
Robert J. Butler	50	5,687	8,530	nil

(a)	LTIP awards were delivered to all NEOs through RSUs and PSUs in July 2018 with the exception of Mr. Veenstra who had not yet been appointed.

(b)	Share Option awards were replaced with PSUs.

Since 2014 the Corporation has elected to settle both RSUs and PSUs in shares. Such shares have been acquired in open-market purchases by an arm’s-length trust established by the Corporation in June of 2014 for such purpose. As at March 15, 2019, the trust held 2,087,840 shares, which were acquired at an average price of $4.69 per share. Shares held by the trust are accounted for as treasury shares in the Corporation’s financial statements.

Retirement Arrangements

The Corporation does not have a pension plan. For the year ended December 31, 2018, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEOs was $80,478, consisting of employer matching contributions to the executive officers’ Registered Retirement Savings Plans and Non-Registered Savings Plans (Group Investment Accounts).

Benefits Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

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Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local health or sports club, an annual medical examination and a discretionary health care spending account.

2018 COMPENSATION DECISIONS REGARDING NEOS

The CEO actively participates in the compensation process, makes pay recommendations to the HRCC with respect to the other NEOs and recommends to the HRCC the specific business goals to be used as performance targets for the various incentive programs. For the year ended December 31, 2018, the following corporate goals were recommended by the CEO and approved by the HRCC under the STIP program:

Metric	2018 Target	2018 Achievement	Actual STIP Score
Safety Performance (10% weighting)

Total Recordable Injury Rate (“TRIR”)	Achieve a TRIR of 0.50 or less	In 2018, there were a total of 5 reportable injury cases, resulting in a TRIR of 0.37.	100%
Financial Performance (90% weighting)

EBIT (50% weighting)	The Corporation achieved $29M EBIT from continuing operations, equivalent to 164.3% of the Financial Performance Metric.		150.7%
EBITDA (50% weighting)	The Corporation achieved $98M Adjusted EBITDA from continuing operations, equivalent to 137.1% of the Financial Performance Metric.

As a progressive contractor and industry leader in matters of safety, NACG continues in its quest to set new standards for safety excellence in the heavy construction and mining sector. We believe all workplace incidents are preventable and will continue to strive for ongoing safety excellence through building on process and culture. NACG will continue to build on that commitment in our journey to zero workplace injuries. In that regard, safety performance continues to be included in our STIP goals and in 2018, the Total Recordable Injury Rate (“TRIR”) was used as the safety metric. The TRIR is an industry and nationally recognized standard safety measure. It is based upon the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked (refer also to the EXECUTIVE COMPENSATION – Short-Term Incentive Plan in this document for the calculation for TRIR).

For 2018 there were a total of 5 reportable injury cases, resulting in a TRIR of 0.37. This is a slight reduction from 2017, where the TRIR result was 0.38, and an impressive 162% reduction in TRIR over the last five years, when it was measured at 0.97 in 2013. With a 0.50 TRIR for target for 2018, the safety performance measure was deemed achieved and 100% of the safety portion of the STIP will be paid out.

For the fiscal year 2018, the financial metrics used in the STIP performance metrics were EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation and amortization), equally weighted and comprising 90% of the overall performance measures. The Corporation’s financial objectives must first meet the payment threshold related to reaching 75% of the financial target, at which point 25% of payout target occurs.

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The Corporation achieved $98 million in Adjusted EBITDA from continuing operations, or 137.1% of the target and $29 million in EBIT from continuing operations, or 164.3% of the target.

Overall, when combined and weighted, the Corporation reached 145.6% of its safety and financial targets and resulted in the CEO receiving 191.2% in STIP bonus and the other NEOs receiving the maximum allowable payout of 150% in STIP bonus.

Executive Team Achievement Highlights – 2018

Focusing on the Corporation’s strategy, our NEOs drove the company forward in 2018. The following are the highlights affecting the major areas of the business:

Growth and Diversification – Actively pursue growth opportunities that increase revenue and profit, fleet utilization, expand our current client and industry base and reduce capital intensity.

•	Acquired a 49% interest in the Nuna Group of Companies (the “Nuna Group”), a civil construction and mining contractor, which is expected to provide material revenue growth and diversification;

•	Expansion of fleet under two separate transactions;

•	Purchase of heavy construction fleet and related equipment from the mining division of a major contract construction company; and

•	Purchase of Ultra-class haul trucks from an existing oil sand client.

•	Diversification and Revenue growth through the marketing of equipment maintenance services;

•	Completion of new maintenance facility and associated office complex on time and on budget;

Execution Excellence – Continuously demonstrate execution that exceeds internal targets, clients’ expectations and our competitors’ capabilities.

•	An increase in revenue by 40% and an increase in EBITDA by 61% over 2017;

•	A Total Recordable Injury Rate (“TRIR”) of 0.37 (beating target of 0.50 by 35%);

Corporate Excellence – Seek efficiencies through corporate strategies that continue to build and enhance the company’s profitability.

•	Expanding the work scope and terms on key Master Services Agreements with a major oil sands customer; and

Talent Management – Continuously look to build bench strength by promoting employee growth and development, encouraging on-going feedback on performance and developing leadership at all levels.

•	Creating a succession planning model focused on the development of leaders throughout the company, by means of mentorship and educational opportunities.

Each member of the executive team is accountable for achieving certain company results based on the Corporation’s objectives. The degree to which the Corporation achieves these goals is the degree to which the NEO will see their compensation in the form of “at-risk” pay increase. As much of the “at-risk” pay is in direct alignment with the Corporation’s share price, the variable pay is strongly aligned with a shareholder’s interests.

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Martin R. Ferron

In his position as CEO, Mr. Ferron provides overall leadership and direction to the business to achieve the Corporation’s strategic goals and objectives. Since joining the Corporation in June 2012, Mr. Ferron has proven his ability to provide a clear vision for the Corporation that has resulted in the expansion and exceptional financial health of the business.

Mr. Ferron’s base salary has been held at $625,000 per annum since July 2013. Mr. Ferron’s total direct compensation at target is comprised of 71% of pay “at-risk” through short and long-term incentive plans. The company’s share price performance is tied to 42% of Mr. Ferron’s long-term incentive plan awards, with 60% of that “at-risk” compensation, in the form of PSUs, having a TSR performance metric measured against the peer group.

Under the STIP, Mr. Ferron’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements. As reported within this analysis, the Corporation achieved 164.3% of the Bonus EBIT target, 137.1% of its EBITDA target and met its safety target.

In addition to these results, Mr. Ferron’s individual goal achievements included the following:

•	Growth and Diversification:

•	Expansion of fleet under two separate transactions;

•	$199.1 million purchase of heavy construction fleet and related equipment from the mining division of a major contract construction company;

•	31 ultra-class haul trucks from an existing oil sands client;

•	Acquired a 49% interest in the Nuna Group;

•	Increasing borrowing capacity at attractive rates and flexible terms, including the mortgage for the new maintenance and head office facility in Acheson, Alberta;

•	Completion of new maintenance facility and associated office complex on time and on budget;

•	Execution Excellence:

•	Improving the overall financial health of the Corporation: increasing revenue 40% and EBITDA by 61%, net income and earnings per share while keeping senior leverage at of below 2.0;

•	Corporate Excellence:

•

Securing long-term contracts for the Corporation under Master Services Agreements with clients and overall building a backlog of committed work in the oil sands market to over $1 billion as at the end of 2018;

•	Talent Management:

•	Appointment of a Chief Financial Officer who will assist in the on-going growth and diversification of the business; and

•	Mentoring members of the executive team by articulating the vision of the Corporation and inspiring them to achieve common goals that move the Corporation in the direction of that vision.

As is indicated within this discussion and analysis, some of these goals were also cascaded to Mr. Ferron’s executive team to assist in their planning and execution throughout the year.

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These tremendous achievements resulted in an STIP payout at 191.2% of target for Mr. Ferron, which resulted in an STIP award of $1,195,106 for the year ended December 31, 2018.

Under the LTIP, Mr. Ferron was awarded RSUs and PSUs in 2018 as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	46,354	375,004
PSUs (b)	69,531	562,506

Total	115,885	937,510

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2018 grant date ($8.09).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares July 1, 2018 grant date ($8.09).

Joseph C. Lambert

As President and COO, Mr. Lambert is responsible for driving operational excellence for NACG’s heavy construction and mining business activities, projects and assets as well as maintenance services. Mr. Lambert has direct oversight over operations activities, asset management, maintenance, estimating, business development, health, safety and environment, training and human resources support services.

Since his promotion to President and COO in 2017, Mr. Lambert’s base salary has remained at an annual rate of $375,000. Mr. Lambert’s total direct compensation at target is comprised of 66% of pay “at-risk” through short and long-term incentive plans. The company’s share price performance is tied to 33% of Mr. Lambert’s long-term incentive awards, with 60% of that “at-risk” compensation, in the form of PSUs, having a TSR performance metric measured against the peer group.

Under the STIP, Mr. Lambert’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements. As detailed within this analysis, the Corporation achieved 164.3% of the Bonus EBIT target, 137.1% of its EBITDA target and met its safety target.

In addition to these results, Mr. Lambert’s individual goal achievements included the following:

•	Growth and Diversification:

•	Acquired a 49% interest in the Nuna Group;

•	Diversification and Revenue growth through the marketing of equipment maintenance services;

•	Completion of new maintenance facility and associated office complex on time and on budget;

•	Expansion of fleet under two separate transactions;

•	$199.1 Million purchase of heavy construction fleet and related equipment from the mining division of a major contract construction company;

•	31 Ultra-class haul trucks from an existing oil sands client;

•	Execution Excellence:

•	Supporting the Corporation’s ‘Everyone Gets Home Safe’ safety culture, with commendable safety performance achievements;

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•	A Total Recordable Injury Rate (“TRIR”) of 0.37 (beating target of 0.50 by 35%). See further explanation of the TRIR within this discussion and analysis;

•

A Disabling Injury Rate (“DIR”) of 0.29, surpassing the mining industry average of 2.20 by 658%. The Disabling Injury rate (DIR) measures the number of times per 100 person years worked that a work-related injury caused an loss time claim or resulted in modified duties;

•	Projects completed on-time and within estimated margins, resulting in an increase in revenue by 40% and an increase in EBITDA by 61% over 2017;

•	Corporate Excellence:

•	Securing extensions to key Master Services Agreements with a major oil sands customer, expanding the work scope on two, three-year term commitments;

•	Improved accuracy of Estimating margins, resulting in on-budget projects and allowing the business to maintain competitiveness through costs and labour strategies;

•

On-going measurement and analysis of corporate balance sheet to allow the Corporation an up-to-date financial outlook. This has assisted with Corporate decision-making and steered short and long-business strategy;

•

Our interest in Nuna’s business takes the Corporation outside of the oil sands and opens up opportunities for use of different size and type of equipment, as well as synergies with support services; and

•	Talent Management:

•

Created a succession planning model focused on promoting employee growth and development for key positions and high performing employees. This on-going program identifies and significantly mitigates any risk of vacancies for key positions within the Corporation and acts as a retention tool for employees who value the company’s investment in their future and provides career advancement opportunities.

As is indicated within this discussion and analysis, some of these goals were also cascaded to Mr. Lambert’s executive operations and support team to assist in their planning and execution throughout the year.

These remarkable accomplishments resulted in an STIP payout at 150% of target for Mr. Lambert, which resulted in an STIP award of $562,500 for the year ended December 31, 2018.

Under the LTIP, Mr. Lambert was awarded RSUs and PSUs in 2018 as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	18,542	150,005
PSUs (b)	27,813	225,007

Total	46,355	375,012

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2018 grant date ($8.09).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares July 1, 2018 grant date ($8.09).

Barry W. Palmer

As Senior Vice President, Operations, Mr. Palmer is responsible for the oversight and planning, developing and executing of a strategy for operations in the Oil Sands region through leading project

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development, execution and management, leadership, both in inspiring a progressive employee relations culture and strong safety culture, and in representing the Corporation in industry and in client relations.

Since July 2013, Mr. Palmer’s base salary has remained at an annual rate of $299,000. Mr. Palmer’s total direct compensation at target is comprised of 58% of pay “at-risk” through short and long-term incentive plans. The company’s share price performance is tied to 27% of Mr. Palmer’s long-term incentive plan awards, with 60% of that “at-risk” compensation, in the form of PSUs, having a TSR performance metric measured against the peer group.

Under the STIP, Mr. Palmer’s annual incentive award is targeted at 75% of annual base salary and is linked to achievement of corporate results and individual achievements. As detailed within this analysis, the Corporation achieved 164.3% of the Bonus EBIT target, 137.1% of its EBITDA target and met its safety target.

In addition to these results, Mr. Palmer’s individual goal achievements included the following:

•	Growth and Diversification:

•	Provided valuable advice on the acquisition of the Nuna Group;

•	Provided important insight and guidance on the two fleet expansion transactions;

•	$199.1 Million purchase of heavy construction fleet and related equipment from the mining division of a major contract construction company;

•	31 Ultra-class haul trucks from an existing oil sand client;

•	Execution Excellence:

•	Actively promoting a strong, zero harm safety culture, proven with the following 2018 safety performance metrics;

•	A Total Recordable Injury Rate (“TRIR”) of 0.37 (beating target of 0.50 by 35%). See further explanation of the TRIR within this discussion and analysis; and

•

A Disabling Injury Rate (“DIR”) of 0.29, surpassing the mining industry average of 2.20 by 658%. The Disabling Injury rate (DIR) measures the number of times per 100 person years worked that a work-related injury caused an loss time claim or resulted in modified duties;

•	Drove completion of projects on-time and within estimated margins, resulting in an increase in revenue by 40% and an increase in EBITDA by 61% over 2017;

•	Successful integration of over 450 new employees on new projects as a result of the above-referenced fleet purchase from a major contract construction company to carry out the clients’ contracts;

•	Corporate Excellence:

•	Improved accuracy of Estimating margins, resulting in on-budget projects and allowing the business to maintain competitiveness through costs and labour strategies;

•	Played a key role in attracting and securing the new CFO; and

•	Talent Management:

•

Informal mentorship of site supervision, including operations managers, project managers and superintendents. With nearly 40 years of industry experience and 38 years of service with the Corporation, Mr. Palmer is a respected resource to employees and is adept at transferring a wealth of knowledge about the Oil Sands, a history of projects and clientele and heavy construction and mining equipment.

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These impressive goal achievements resulted in an STIP payout at 150% of target for Mr. Palmer, which resulted in an STIP award of $336,375 for the year ended December 31, 2018.

Under the LTIP, Mr. Palmer was awarded RSUs and PSUs in 2018 as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	9,610	77,745
PSUs (b)	14,415	116,617

Total	24,025	194,362

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2018 grant date ($8.09).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares July 1, 2018 grant date ($8.09).

Jason W. Veenstra

As Executive Vice-President and Chief Financial Officer, Mr. Veenstra is responsible for the strategic leadership, direction and guidance for all financial activities of the Corporation.

Mr. Veenstra joined the Corporation on September 10, 2018, at a base annual salary of $285,000. Mr. Veenstra’s total direct compensation at target is comprised of 66% of pay “at-risk” through short and long-term incentive plans. The company’s share price performance is tied to 33% of Mr. Veenstra’s regular annual long-term incentive plan awards, with 60% of that “at-risk” compensation, in the form of PSUs, having a TSR performance metric measured against the peer group.

Under the STIP, Mr. Veenstra’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements. As detailed within this analysis, the Corporation achieved 164.3% of the Bonus EBIT target, 137.1% of its EBITDA target and met its safety target.

Mr. Veenstra began working with his team near the end of the third quarter of the fiscal year and given his prior industry experience was able to effectively support the Corporation’s overall business strategy and provide valuable contributions immediately. Mr. Veenstra provided insight and advice on completing the financial due diligence of the Corporation’s acquisition targets and was instrumental in finalizing the associated $300 million credit facility. Mr. Veenstra also started the process of building reporting required of the business to support the operational decision-makers and has begun working with internal stakeholders and the external auditor to seek efficiencies in finance processes while maintaining regulatory requirements.

These goal achievements resulted in an STIP payout at 150% of target for Mr. Veenstra (pro-rated for the period worked), which resulted in an STIP award of $132,909 for the year ended December 31, 2018.

Under the terms of his Employment Agreement, Mr. Veenstra was awarded RSUs and PSUs in 2018 as follows:

LTIP Component	Number of Units	Grant Date Value ($) (a)
RSUs	10,184	100,007
PSUs	15,275	150,001

Total	25,459	250,008

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(a)	Grant Date Value of RSUs and PSUs is based on the fair market value of the Corporation’s shares on the September 10, 2018 grant date ($9.82) multiplied by the number of units granted.

Robert J. Butler

Mr. Butler left the Corporation effective March 8, 2019. As Vice-President, Finance during 2018, Mr. Butler was accountable for the functions within Finance and Corporate Services, comprising Corporate Finance, Operational Finance, Asset Management Finance, Information Technology, Procurement, Internal Controls and the Shares Services Centre.

From and after his promotion to the Executive team in April 2015, Mr. Butler’s base salary remained at an annual rate of $230,000. Mr. Butler’s total direct compensation at target was comprised of 55% of pay “at-risk” through short and long-term incentive plans. The company’s share price performance was tied to 22% of Mr. Butler’s long-term incentive plan awards, with 60% of that “at-risk” compensation, in the form of PSUs, having a TSR performance metric measured against the peer group.

Under the STIP, Mr. Butler’s annual incentive award was targeted at 75% of annual base salary and was linked to achievement of corporate results and individual achievements. As detailed within this analysis, the Corporation achieved 164.3% of the Bonus EBIT target, 137.1% of its EBITDA target and 100% of its safety target.

These goal achievements resulted in an STIP payout at 150% of target for Mr. Butler, which resulted in an STIP award of $258,750 for the year ended December 31, 2018.

Under the LTIP, Mr. Butler was awarded RSUs and PSUs in 2018 as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	5,687	46,008
PSUs (b)	8,530	69,008

Total	14,217	115,016

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2018 grant date ($8.09).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares July 1, 2018 grant date ($8.09).

Note: The fair market value of the LTIP grants described above is based on the volume-weighted average trading price of a Common Share on the Toronto Stock Exchange or the New York Stock Exchange (determined by the exchange with the daily top trading volume and value of a Common Share) for each the thirty (30) trading days immediately preceding the grant date (July 1, 2018 for the regular annual LTIP grant and September 10, 2018 for Mr. Veenstra’s initial LTIP grant).

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PERFORMANCE GRAPH AND TABLE

The following graph compares the percentage change in the cumulative NACG Shareholder return for $100 invested in NACG Common Shares at the closing price of $6.20 on the last trading day of December 2013, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) and the S&P/TSX Equal Weight Oil & Gas Index (“S&P/TSX Oil & Gas Index”) for the period from December 31, 2013 to December 31, 2018. On the last trading day of December 2018, NACG Common Shares closed at $12.15 per NACG Common Share on the TSX. The chart below displays that NACG share price out-performed the indices in 2018.

December 31,	2013 ($)	2014 ($)	2015 ($)	2016 ($)	2017 ($)	2018 ($)
NACG (TSX)	100.00	59.35	39.84	83.55	101.29	195.97
S&P/TSX Composite Index (i)	100.00	107.42	95.51	112.23	119.00	105.15
S&P/TSX Oil & Gas Index (i)	100.00	86.06	62.59	84.71	74.60	54.76
NEO Total Direct Compensation ($ M)		3.99	3.86	4.27	4.72	5.98

(i)	Source: https://web.tmxmoney.com

The graph also shows the total direct compensation of the Corporation’s NEOs over a 5-year reporting period (see also the Summary Compensation Table within this discussion and analysis). The total direct compensation of our NEOs follows the market trend, where, in a typical reporting year, where NACG share value was lower, the NEO compensation was lower; conversely when the NACG share value increased, the NEO compensation also increased. NEOs individual compensation is directly linked to share value, with both short and long-term awards tied to the financial performance of the Corporation, and in particular to TSR.

TRENDS BETWEEN NEO COMPENSATION AND TOTAL SHAREHOLDER RETURN

To best demonstrate the link between NACG’s NEO compensation and TSR, the following graph is included, which displays the CEO’s total direct compensation target, summary compensation reported and realized pay for each of the three years 2016, 2017 and 2018, ending December 31, 2018. The graph also indicates the Corporation’s total shareholder return (“TSR”) and the TSR ranking in relation to the Corporation’s peer group for the respective years. In this chart, Peer Group Ranking mirrors the Corporation’s TSR performance and the vertical climb for both in 2018 is as a result of the 111% TSR increase over 2017. In direct comparison, NACG ranked number one and in the 100th percentile for Peer Group TSR performance.

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As described in our “Executive Compensation Philosophy”, aligning executive compensation with shareholder interests is a key concern of the HRCC and Corporation. While target compensation for the CEO remained static, when NACG’s TSR rose significantly in 2018 over the 2017 performance, the realized pay for the CEO increased as well. With the heavy weighting on ““at-risk”” pay assigned to the CEO position, as the share price rises, the realized pay component increases. In 2018, the upswing in share price, TSR performance and Peer Group Ranking are a clear example that the compensation practices supported by the HRCC and carried out by the Corporation truly do “pay for performance”.

Notes:

•	Target Compensation – Base pay, annual incentive at target performance, grant value of long-term incentive awards.

•

SCT Pay – Compensation as reported in the Summary Compensation Table (SCT) includes base pay, annual incentive paid, grant value of long-term incentive awards and value of reinvested dividends upon record date.

•	Realized Pay – Base pay, annual incentive paid and payouts of long-term incentive awards.

•	Peer Group TSR Ranking – The Percentile Peer Group Ranking is based on TSR performance in relation to the Peer Group from the LTIP grant date to December 31, 2018.

•	TSR – Total Shareholder Return is the share appreciation price and dividends paid over the period expressed as a percentage.

As part of the Company’s effort to align executive interests with shareholder interests, it has adopted share ownership guidelines for senior executive officers. The guidelines must be achieved within five years from the date the senior executive officer is appointed a member of executive management. All

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share ownership is to be in the form of equity in the Corporation, in each case represented by NACG Common Shares, Deferred Share Units (DSUs), Restricted Share Units (RSUs). Once the share ownership threshold is achieved, the number of NACG Common Shares, DSUs, and RSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter, the number of NACG Common Shares, DSUs, or RSUs must be maintained to remain compliant, regardless of a subsequent decrease in NACG Common Share price. The following table summarizes compliance with the share ownership guidelines for each NEO as at December 31, 2018:

Named Executive Officers	Stock Ownership Target as a Multiple of Salary	In Compliance Yes/No
Martin R. Ferron	4.0x	Yes
Joseph C. Lambert	2.5x	Yes
Jason W. Veenstra	2.5x	Yes
Barry W. Palmer	1.5x	Yes
Robert J. Butler	1.0x	Yes

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2018 COMPENSATION DETAILS

Summary Compensation Table

The following table sets forth the annual compensation for the year ended December 31, 2018, paid or granted to, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of the end of the year and a total dollar value of compensation received. The value of share-based awards for years 2018 and 2017 is based on the daily top-volume weighted average price of the NACG Common Shares for the 30 trading days preceding the date of the grant on the exchange (TSX of NYSE) (converted to Canadian dollars, if necessary). The value of share-based awards for year 2016, is based on the volume-weighted average price of the NACG Common Shares for the five trading days preceding the date of the grant on the exchange (TSX or NYSE) that had the highest trading volume in such period (converted to Canadian dollars, if necessary). In 2017, the HRCC recommended, and the Board approved this transition of the Corporation using a five-day volume-weighted average price, to a 30-day top volume-weighted average pricing methodology to further minimize any significant market impact on a share-based award and reflect a more meaningful fair value of a Common Share.

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary Earned ($) (a)	Share- based Awards ($) (b)	Option- based Awards ($) (c)	Annual Incentive Plan (STIP) ($) (d)	Long- term Incentive Plans	Retirement Savings ($)	All other Compensation ($) (e)	Total Compensation
Martin R. Ferron Chief Executive Officer and Chairman of the Board (Appointed June 7, 2012)	2018 2017 2016	625,000 625,000 625,000	937,510 937,504 937,510	nil nil nil	1,195,106 652,902 659,149	N/A N/A N/A	31,250 31,250 31,250	(e) (e) (e)	2,788,866 2,246,656 2,252,909
Joseph C. Lambert President and Chief Operating Officer (Executive Appointment September 27, 2010)	2018 2017 2016	375,000 342,033 318,484	375,012 443,272 207,019	nil nil nil	562,500 309,140 262,121	N/A N/A N/A	18,750 17,101 15,924	(e) (e) (e)	1,331,262 1,111,546 803,548
Barry W. Palmer Senior Vice President, Operations (Executive Appointment December 15, 2011)	2018(f) 2017 2016	299,000 299,000 299,000	194,362 351,852 194,356	nil nil nil	336,375 234,261 236,503	N/A N/A N/A	14,548 14,950 14,950	(e) (e) (e)	844,285 900,063 744,809
Jason W. Veenstra Executive Vice President and Chief Financial Officer (Appointed September 10, 2018)	2018	88,606	250,008	nil	132,909	N/A	4,430	(e)	475,953
	2017					N/A
	2016					N/A
Robert J. Butler Vice President, Finance (Executive Appointment April 1, 2015)	2018 2017 2016(g)	230,000 230,000 230,000	115,016 115,007 115,003	nil nil nil	258,750 180,201 181,925	N/A N/A N/A	11,500 11,500 11,074	(e) (e) (e)	615,266 536,708 538,002

(a)	Salary earned reflects base salary for the period January to December for the applicable reporting year.

(b)

2018 reflects the July 1, 2018 RSU and PSU grant value for all NEOs, with the exception of Mr. Veenstra. 2018 includes the September 10, 2018 LTIP Grant awarded to Mr. Veenstra upon appointment. 2017 reflects the July 1, 2018 RSU and PSU grant value for all NEOs, with the exception of Mr. Veenstra. 2017 also includes the January 1, 2017 Special LTIP Grant awarded to Mr. Lambert and Mr. Palmer. 2016 reflects the July 1, 2016 RSU and PSU grant value for all NEOs, with the exception of Mr. Veenstra.

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(c)	No Option-based Awards were granted in 2018, 2017 or 2016.

(d)

Reflects the compensation of the STIP payment made to each Executive for the applicable reporting period. Mr. Ferron received 25% of his 2018 STIP and 50% of his 2017 STIP in DSUs. Mr. Butler received 50% of his 2018 STIP in DSUs.

(e)	The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year.

(f)	A portion of Mr. Palmer’s 2018 earnings did not earn Retirement Savings contributions.

(g)	A portion of Mr. Butler’s 2016 earnings did not earn Retirement Savings contributions.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards for each of the NEOs for the year ended 2018.

Share-based Awards
NEO	Number of Securities that have Not Vested (a)	Market or Payout Value of Securities that have Not Vested (b)	Number of Securities that have Vested (c)	Market or Payout Value of vested share-based awards not paid out or distributed (d)
Martin R. Ferron	439,291	5,271,492	173,094	2,077,128
Joseph C. Lambert	183,571	2,202,852	65,060	780,720
Barry W. Palmer	140,245	1,682,940	61,190	734,280
Jason W. Veenstra	25,497	305,964	nil	nil
Robert J. Butler	64,823	777,876	nil	nil

(a)	Represents RSUs, PSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted but unearned as at December 31, 2018.

(b)

Value of RSUs is the VWAP as of December 31, 2018 on the NYSE, which was $12.00 (Canadian dollars). Value of PSUs is the VWAP as of December 31, 2018 on the NYSE, which was $12.00 (Canadian dollars) with a performance factor at target (100%).

(c)	Represents DSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted to December 31, 2018, with the exception of Mr. Veenstra and Mr. Butler, who do not have any DSUs.

(d)	Value is the VWAP as of December 31, 2018 on the NYSE, which was $12.00 (Canadian dollars). Any earned RSUs, PSUs and applicable reinvested dividends, were paid out prior to December 31, 2018.

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Option-Based Awards

The Corporation has not issued options under its Share Option Plan since 2014, at which time Share Options under the LTIP were replaced by PSUs. The following table summarizes the number and value of outstanding option-based awards for each of the NEOs for the year ended December 31, 2018. The information provided does necessarily reflect an alignment with the Corporations pay for performance philosophy, in that the NEOs will earn value on their options as the share price increases.

Option-Based Awards

NEO	Unexercised Options (including those unvested)	Option Exercise Price	Option Expiry Date		Value of Unexercised In-the-Money Options Which Have Vested (a)	Value of Unexercised In-the-Money Options Which Have Not Yet Vested (b)
Martin R. Ferron	162,000	$2.79	June 15, 2022		$1,516,320	nil
	41,900	$5.91	December 18, 2023		$261,456	nil

	203,900
Joseph C. Lambert	9,200	$9.33	February 8, 2020	(c)	$50,048	nil
	30,000	$8.58	September 22, 2020		$107,100	nil
	9,400	$10.13	December 13, 2020		$18,988	nil
	14,600	$6.56	November 30, 2021		$81,614	nil
	14,000	$2.75	September 19, 2022		$131,600	nil
	17,100	$5.91	December 18, 2023		$106,704	nil

	94,300
Barry W. Palmer	5,100	$9.33	February 8, 2020	(c)	$27,744	nil
	6,500	$10.13	December 13, 2020		$13,130	nil
	9,900	$6.56	November 30, 2021		$55,341	nil
	40,000	$2.75	September 19, 2022		$376,000	nil
	16,000	$5.91	December 18, 2023		$99,840	nil

	77,500
Jason W. Veenstra (d)	nil	nil	nil		nil	nil
Robert J. Butler	5,300	$9.33	February 8, 2020	(c)	$28,832	nil
	4,500	$10.13	December 13, 2020		$9,090	nil
	6,800	$6.56	November 30, 2021		$38,012	nil
	7,800	$5.91	December 18, 2023		$48,672	nil

	24,400

(a)

Value of the amounts is calculated based on the December 31, 2018 closing price of an NACG Common Share on the Toronto Stock Exchange ($12.15), less the option exercise price, multiplied by the number of option-based awards outstanding as of December 31, 2018.

(b)	All Stock Option grants have vested.

(c)

Value includes additional cash payment of $2.62 per share exercised. Cash payment is as a result of delay in original share option grant due to an unplanned blackout period, during which the share price increased and the options were issued at a higher exercise price than if they had been issued when originally intended.

(d)	No Stock Options have been granted to Mr. Veenstra.

For further details of the Share Option Plan, please see the Corporation’s 2018 Management Information Circular.

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Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth the number of securities remaining available for future issuance under the Corporation’s equity incentive plans as at December 31, 2018:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Figure in column (a) as a percentage of issued and outstanding NACG Common Shares	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (i)	Figure in column (d) as a percentage of issued and outstanding NACG Common Shares
Plan Category	(a)	(b)	(c)	(d)	(e)
Equity compensation plans approved by security holders	565,600	2.09%	5.40	2,708,661	10.00%
Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A	N/A
Total	565,600	2.09%	5.40	2,708,661	10.00%

(i)

The Share Option Plan states that the Compensation Committee may issue options, provided that the aggregate number of NACG Common Shares that may be issued from treasury under the Share Option Plan may not exceed 10% of the number of issued and outstanding NACG Common Shares on a non-diluted basis immediately prior to the proposed option issuance.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the awards granted under the Corporation’s security based compensation arrangements as of the end of the financial year ended December 31, 2018, and for the two preceding financial years. The only security based compensation arrangement included in the calculations below is the Share Option Plan. The Corporation’s RSU Plan (which provides for the granting of RSUs and PSUs) and DSU Plan are not included as awards granted under those plans are not settled with shares issued from treasury. The burn rate is calculated by dividing the number of securities granted under Share Option Plan during the relevant fiscal year by the weighted average number of NACG Common Shares outstanding for the applicable fiscal year. Because no options have been granted in the previous three years, the burn rate for each year is 0%.

ANNUAL BURN RATES FOR MOST RECENT THREE FINANCIAL YEARS

	2018	2017	2016
Burn rates	0%	0%	0%

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Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested, as well as the value of non-equity incentive plan compensation that the NEOs earned during the year ended December 31, 2018:

NEO	Option-Based Awards – Value Vested During the Year ($) (a)	Share-Based Awards – Value Vested During the Year ($) (b) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Martin R. Ferron (d)	52,291	3,865,202	nil
Joseph C. Lambert	21,341	563,688	nil
Barry W. Palmer	19,968	529,189	nil
Jason W. Veenstra	nil	nil	nil
Robert J. Butler	9,734	403,319	nil

(a)

Calculated as the number of option-based awards that vested during the year ending December 31, 2018, multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on December 31, 2018 ($12.15), as though that is the date the options were exercised.

(b)

Includes the value of reinvested dividends earned on DSUs during the year ended December 31, 2018, multiplied by their fair market value on the record date (“FMV”), for all NEOs, with the exception of Mr. Veenstra and Mr. Butler, who do not have any DSUs.

(c)

Share-Based Awards – Represents the equity settlement of the RSUs and PSUs granted July 1, 2015, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the year ending December 31, 2018, multiplied by the closing price on the NYSE on June 29, 2018, converted to Canadian dollars $7.79 (CDN). See also (d) regarding Mr. Ferron’s vested Share-Based Awards.

(d)

Share-Based Awards – Represents the equity settlement of the PSUs granted to Mr. Ferron on July 1, 2015, plus reinvested dividends and the equity settlements of the 3rd tranche of the RSUs granted to Mr. Ferron on July 1, 2015, the 2nd tranche of RSUs granted to Mr. Ferron on July 1, 2016 and the 1st tranche of RSUs granted to Mr. Ferron on July 1, 2017, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the year ending December 31, 2018, multiplied by the closing price on the NYSE on June 29, 2018, converted to Canadian dollars $7.79 (CDN).

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TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with each of the NEOs. With the exception of the employment agreement with Mr. Ferron, none of the Corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the Corporation. The table below describes how each compensation element is treated for NEOs in the event of termination or in the event of a change in control:

		RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance
NEO	Event	RSUs	PSUs	DSUs	Share Options	Salary	Annual Base Salary (Factor)	STIP
Chairman & CEO Martin R. Ferron	Change in Control	All RSUs are deemed to be earned and the maturity date is the date the change of control is completed;	All PSUs are deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable.	Paid to Termination Date, plus Annual Base Salary x Factor	2.0x

2.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. If termination occurs prior to payout of STIP for the completed fiscal year, Mr. Ferron will receive any earned STIP for prior fiscal year. If termination after Q1, Mr. Ferron earns pro-rated STIP of 90% of target STIP.

	Termination (other than for Cause)	All RSUs are deemed to be earned and the maturity date is as of the termination date.	All PSUs are deemed to be earned and the maturity date is as of the termination date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	All unvested options accelerate and vest as of the termination date; Vested options are exercisable for 30 days.	Paid to Termination Date, plus Annual Base Salary x Factor	1.0x	1.0 x 90% of STIP target for the fiscal year in which the Termination Date occurs.

All other NEOs	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable.	Paid to Termination Date, if applicable	N/A	N/A
	Termination (other than for Cause)	Forfeited; Earned RSUs redeemed and settled.	Forfeited; Earned PSUs redeemed and settled.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Vested options are exercisable for 30 days	Paid to Termination Date		Pro-rated to termination date x 90%

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The table below shows the amounts that would have been paid to each NEO in the event of termination or in the event of a change in control as at December 31, 2018:

		RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance			Total ($)
NEO	Event	RSU Value ($)	PSU Value ($)	DSU Value ($)	Share Option Value ($) (e)	Salary ($)	Annual Base Salary (Factor)	STIP
Martin R. Ferron	Change in Control (a) (b)	1,466,898	3,804,593	nil	1,777,776	1,250,000	2.0x	1,125,000	9,424,267

	Termination (other than for Cause) (a) (b) (c) (d)	2,235,923	6,886,990	2,077,129	1,777,776	625,000	1.0x	562,500	14,165,318
Joseph C. Lambert	Change in Control (a) (b)	936,399	1,266,447	nil	471,950	nil	N/A	nil	2,674,796

	Termination (other than for Cause) (c) (d)	174,526	383,966	780,722	471,950	562,500	1.5x	337,500	2,711,164
Barry W. Palmer	Change in Control (a) (b)	710,017	972,921	nil	558,693	nil	N/A	nil	2,241,631

	Termination (other than for Cause) (c) (d)	163,848	360,465	734,280	558,693	448,500	1.5x	201,825	2,467,611
Jason W. Veenstra	Change in Control (a) (b)	122,390	183,573	N/A	nil	nil	N/A	nil	305,963

	Termination (other than for Cause) (c)	nil	nil	NA	nil	285,000	1.0x	256,500	541,500
Robert J. Butler	Change in Control (a) (b)	311,158	466,712	N/A	110,720	nil	N/A	nil	888,590

	Termination (other than for Cause) (c)	126,040	277,279	N/A	110,720	345,000	1.5x	155,250	1,014,289

(a)	RSU value is the VWAP as of December 31, 2018 on the NYSE, which was $12.00 (Canadian dollars), for all awarded RSUs, as though the earned units were settled on that date.

(b)

PSU value is the VWAP as of December 31, 2018 on the NYSE, which was $12.00 (Canadian dollars), for all awarded PSUs, as though the earned units were settled on that date, multiplied by the TSR performance factor at target (100%).

(c)	RSU and PSU value is the RSUs and PSUs earned in the calendar year ending December 31, 2018 and settled.

(d)	DSU value is the VWAP as of December 31, 2018 on the NYSE, which was $12.00 (Canadian dollars), as though the earned units were redeemed on that date.

(e)

Share Option value is the December 31, 2018 closing price of an NACG Common Share on the Toronto Stock Exchange, which was $12.15, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2018, as though the options were exercised on that date.

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The termination arrangements contained in each employment agreement are outlined for each NEO as follows:

Martin R. Ferron

In accordance with the provisions of Mr. Ferron’s amended and restated executive employment agreement effective June 26, 2014, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $625,000 as of December 31, 2018. In addition, if his employment is terminated by the Corporation without cause, Mr. Ferron is entitled to an additional payment equal to 90% of the amount of his target STIP Award under the STIP for the then-current fiscal year, pro-rated to the date of termination, which equates to a maximum of $562,500 as of December 31, 2018. Mr. Ferron is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Ferron’s employment agreement is dependent on Mr. Ferron’s compliance with such non-competition and confidentiality agreements. In the event of a change of control, Mr. Ferron’s executive employment contract calls for a retiring allowance equal to two times his annual base salary which equates to $1,250,000; additional retiring allowance equivalent to two times 90% of the STIP target which equates to $1,125,000; actual STIP earned if termination occurs after fiscal-year end but before STIP payment date; 90% of target STIP (pro-rated) if termination occurs after Q2 but before fiscal year end; all earned RSUs and earned PSUs to be paid out and unvested options will accelerate and vest as of termination date.

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s executive employment agreement effective September 27, 2010, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $562,500 as of December 31, 2018. In addition, if his employment is terminated by the Corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $337,500 as of December 31, 2018. Mr. Lambert is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Lambert’s employment agreement is dependent on Mr. Lambert’s compliance with such non-competition and confidentiality agreements.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer’s most recently executed employment agreement with his appointment to Senior Vice President, Operations, effective December 1, 2018, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $448,500 as of December 31, 2018. In addition, if his employment is terminated by the Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $201,825 as of December 31, 2018. Mr. Palmer is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums

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pursuant to Mr. Palmer’s employment agreement is dependent on Mr. Palmer’s compliance with such non-competition and confidentiality agreements.

Jason W. Veenstra

In accordance with the provisions of Mr. Veenstra’s executed employment agreement with his appointment to Executive Vice President and Chief Financial Officer, effective September 10, 2018, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one times his annual base salary, which equates to $285,000 as of December 31, 2018. If terminated after his fifth anniversary of employment, but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $356,250 as of December 31, 2018. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $427,500 as of December 31, 2018. In addition, if his employment is terminated by the Corporation without cause, Mr. Veenstra is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $256,500 as of December 31, 2018. Mr. Veenstra is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Veenstra’s employment agreement is dependent on Mr. Veenstra’s compliance with such non-competition and confidentiality agreements.

Robert J. Butler

Mr. Butler’s employment was terminated effective March 8, 2019. He has received and will receive compensation in accordance with his written employment agreement. Mr. Butler is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Butler’s employment agreement is dependent on Mr. Butler’s compliance with such non-competition and confidentiality agreements.

COMPENSATION CONSULTANTS

The HRCC and management periodically use the services of specialized and independent compensation consultants to assist in carrying out their duties with respect to executive appointments and compensation.

The consultants may be engaged to:

(i)	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for the current NEOs and potential executive positions;

(ii)	assist management in the development of the various programs within our compensation framework;

(iii)	perform studies of the market comparator group to evaluate the Corporation’s total compensation programs;

(iv)	provide recommendations to the HRCC such as appropriate compensation structure and composition of an appropriate peer group; and

(v)	provide custom reporting data based on peer group financial results.

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It is not a requirement of the HRCC to obtain prior approval from the Board of Directors to retain the services of specialized or independent compensation consultants. The HRCC would engage the services of a consultant to analyze and mitigate risk to the Corporation. Mercer, an independent compensation consultant, has been retained by the Corporation to assist in determining compensation for executive management and directors and was first retained in 2012 on executive compensation matters.

Mercer was engaged in 2018 at the request of the HRCC as its independent compensation consultant to provide advice to the HRCC about executive compensation, and the composition of the Corporation’s comparator group. The following table sets out the fees paid to Mercer during the years ending December 31, 2018 and December 31, 2017:

Consultant	Fees Paid in 2018 ($)	Fees Paid in 2017 ($)
Mercer (Canada) Limited	$107,049	$41,891
All Other Fees	nil	nil

Total Fees Paid	$107,049	$41,891

BOARD OF DIRECTORS COMPENSATION

Throughout 2018 the Board was composed of six non-employee Directors plus the Corporation’s Chief Executive Officer, Martin Ferron.

Mandate of the Board of Directors

The Board supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to foreign private issuers, which require that the Board be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy and Board Mandate which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Human Resources & Compensation Committee and Operations Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy and Board Mandate for the Corporation is attached hereto as Schedule “A” and can be found on the Corporation’s website at www.nacg.ca.

Compensation Philosophy and Approach

The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the Corporation’s shareholders. Non-employee director compensation is not incentive-based. Non-employee Directors are compensated based on a combination of an annual retainer, Committee Chair or Lead Director retainer (if applicable) and meeting attendance fees. The Chairman and CEO does not receive additional compensation for his role on the Board.

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long-term success of the corporation is through share ownership. The Board has established Share Ownership Guidelines for directors which must be met within five years of being elected as a director. The Board periodically

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reviews its Share Ownership Guidelines, including having such guidelines reviewed by its compensation consultant Mercer Canada. Current Share Ownership Guidelines require each director to own $275,000 of equity in the Corporation, in each case represented by NACG Common Shares and/or Deferred Share Units (“DSUs”). Such ownership level must be achieved within five years of the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their annual fixed remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NACG Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NACG Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NACG Common Share price. All current Directors comply with, or are on track to be in compliance with, these Share Ownership Guidelines.

Compensation Structure

Each of the Corporation’s non-employee Directors receives an annual retainer and a fee for attendance at each meeting of the Board or any committee of the Board that they attend. The Chair receives no remuneration in addition to that paid to him as an employee. All Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the annual compensation payable to non-employee Directors.

Type of Fee	Amount ($)
Annual Fees
Board retainer	110,000
Lead Director retainer	35,000
Audit committee chair	12,000
HRCC committee chair	9,000
Operations committee chair	5,000
Attendance Fees (per meeting)
Board or committee meeting	1,500

The HRCC assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the HRCC benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. The current Director compensation program was put in place in 2008 based upon analysis and recommendation by Hewitt Associates (now Meridian Compensation Partners LLC). Director compensation was reviewed by Mercer Canada in 2015 and 2017.

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Director Meeting Attendance and Committee Membership

The following chart illustrates the committee membership and attendance by directors at Board and Committee meetings during the year ended December 31, 2017.

	Board		Audit		Human Resources & Compensation		Operations
Martin R. Ferron	4 of 4	*	N/A		N/A		N/A
Ronald A. McIntosh	4 of 4		4 of 4		N/A		6 of 6
William C. Oehmig	4 of 4		N/A		3 of 3		5 of 6	*
Bryan D. Pinney	4 of 4		4 of 4	*	3 of 3		N/A
John J. Pollesel	4 of 4		4 of 4		N/A		6 of 6
Thomas P. Stan	4 of 4		4 of 4		3 of 3	*	6 of 6
Jay W. Thornton	4 of 4		N/A		3 of 3		6 of 6

*	Denotes current chair

N/A:	Not on Committee

Compensation Summary

The following table summarizes all fees paid to non-employee directors during the year ended December 31, 2018.

	Compensation by Category			Compensation by Method of Payment		Total Compensation
Name	Board Retainer ($)	Committee Chair and Lead Director Retainer ($) (a)	Attendance Fees ($)	Fees Paid in Cash ($)	Fees paid in DSU’s ($) (b)	Total Fees Earned ($)
Ronald A. McIntosh	110,000	nil	21,000	65,500	65,500	131,000
William C. Oehmig (c)	110,000	5,000	18,000	nil	133,000	133,000
Bryan D. Pinney (d)	110,000	47,000	16,500	nil	173,500	173,500
John J. Pollesel	110,000	nil	21,000	65,500	65,500	131,000
Thomas P. Stan (e)	110,000	9,000	25,500	72,250	72,250	144,500
Jay W. Thornton	110,000	nil	19,500	nil	129,500	129,500

Total	660,000	61,000	121,500	203,250	639,250	842,500

(a)	The Chair of each Committee and the Lead Director must take 50% of their additional annual retainer for serving as Chair or Lead Director in DSUs.

(b)	Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.

(c)	Mr. Oehmig was the Chair of the Operations Committee for 2018.

(d)	Mr. Pinney was the Chair of the Audit Committee and Lead Director for 2018.

(e)	Mr. Stan was the Chair of the HRCC for 2018.

Deferred Share Unit Plan

The Corporation’s Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007 by the Corporation’s Board and became effective on January 1, 2008. The DSU Plan is administered by the HRCC. DSUs under the DSU Plan may be granted to each member of the Board of Directors of the Corporation (the “Director Participant”) as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. The DSU Plan provides that Director Participants

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receive 50% (or if they choose, up to 100%) of their fees in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. meeting fees) to be paid in the form of DSUs. DSUs vest immediately upon grant and may be redeemed when the Participant ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed. As and when dividends are paid on the Corporation’s shares, DSUs are issued to holders in an amount equivalent to the dividend that would have been earned if the DSU was a share.

DIRECTOR COMPENSATION TABLE

The following chart summarizes all amounts of compensation provided to directors during the year ended December 31, 2018:

Name	Cash Fees Earned ($)	Share Based Awards Value ($)	Option Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
William C. Oehmig	N/A	133,000	nil	nil	nil	nil	133,000
Ronald A. McIntosh	65,500	65,500	nil	nil	nil	nil	131,000
Jay W. Thornton	N/A	129,500	nil	nil	nil	nil	129,500
Bryan D. Pinney	N/A	173,500	nil	nil	nil	nil	173,500
Thomas P. Stan	72,250	72,250	nil	nil	nil	nil	144,500
John J. Pollesel	65,500	65,500	nil	nil	nil	nil	131,000

Total	203,250	639,250	nil	nil	nil	nil	842,500

*	All amounts in the table above are in Canadian dollars.

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards and option-based awards as at the end of the year ended December 31, 2018:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options That Have Vested ($) (a)	Number of Shares or Units of Shares That Have Not Vested (b)	Market Payout Value of Share- Based Awards That Have Not Vested ($) (c)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($) (d)
Martin Ferron	162,000	$2.79	June 15, 2022	1,516,320	439,291	5,271,491	2,077,129

Martin Ferron	41,900	$5.91	December 18, 2023	261,456	nil	nil	N/A

Ronald A. McIntosh	nil	N/A	N/A	nil	nil	nil	2,877,478

William C. Oehmig	nil	N/A	N/A	nil	nil	nil	3,656,918

Bryan D. Pinney	nil	N/A	N/A	nil	nil	nil	1,462,308

Thomas P. Stan	nil	N/A	N/A	nil	nil	nil	346,519

Jay W. Thornton	nil	N/A	N/A	nil	nil	nil	1,477,194

John J. Pollesel	nil	N/A	N/A	nil	nil	nil	102,314

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(a)

Value of the amounts is calculated based on the December 31, 2018 closing price of an NACG Common Share on the Toronto Stock Exchange ($12.15), less the option exercise price, multiplied by the number of option-based awards outstanding as of December 31, 2018.

(b)

DSUs granted to Directors vest immediately, therefore there are no units of shares for Directors that have not vested. Martin Ferron’s RSUs and PSUs are represented and include dividends reinvested for the year ending December 31, 2018.

(c)

The value of Mr. Ferron’s share-based awards that have not vested are valued as follows: (i) Value of RSUs is the VWAP as of December 31, 2018 on the NYSE, which was $12.00 (Canadian dollars); and (ii) Value of PSUs is the VWAP as of December 31, 2018 on the NYSE, which was $12.00 (Canadian dollars) with a performance factor at target (100%).

(d)

Value is the number of share-based awards (DSUs and/or NACG Common Shares, as applicable) on record as of December 31, 2018, multiplied by the VWAP as of December 31, 2018 on the NYSE, which was $12.00 (Canadian dollars). Any earned RSUs, PSUs and applicable reinvested dividends, were paid out prior to December 31, 2018.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth the value of option-based and share-based awards of the directors that vested, as well as the value of non-equity incentive plan compensation that the directors earned during the year ended December 31, 2018:

NEO	Option-Based Awards – Value Vested During the Year ($) (a)	Share-Based Awards – Value Vested During the Year ($) (b) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Martin R. Ferron (d)	52,291	3,865,202	nil

Ronald A. McIntosh	nil	84,267	nil

William C. Oehmig	nil	156,595	nil

Bryan D. Pinney	nil	182,331	nil

John J. Pollesel	nil	65,844	nil

Thomas P. Stan	nil	74,212	nil

Jay W. Thornton	nil	138,668	nil

a)

Calculated as the number of option-based awards that vested during the year ending December 31, 2018, multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on December 31, 2018 ($12.15), as though that is the date the options were exercised.

(b)	Includes the value of reinvested dividends earned on DSUs during the year ended December 31, 2018, multiplied by their fair market value on the record date (“FMV”), for all Directors.

(c)

Share-Based Awards – Represents the equity settlement of the RSUs and PSUs granted July 1, 2015, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the year ending December 31, 2018, multiplied by the closing price on the NYSE on June 29, 2018, converted to Canadian dollars $7.79 (CDN). See also (d) regarding Mr. Ferron’s vested Share-Based Awards. Mr. Ferron is the only Director who received this type of award during year.

(d)

Share-Based Awards – Represents the equity settlement of the PSUs granted to Mr. Ferron on July 1, 2015, plus reinvested dividends and the equity settlements of the 3rd tranche of the RSUs granted to Mr. Ferron on July 1, 2015, the 2nd tranche of RSUs granted to Mr. Ferron on July 1, 2016 and the 1st tranche of RSUs granted to Mr. Ferron on July 1, 2017, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the year ending December 31, 2018, multiplied by the closing price on the NYSE on June 29, 2018, converted to Canadian dollars $7.79 (CDN).

CORPORATE GOVERNANCE

Board of Directors

The National Policy 58-201 – “Corporate Governance Guidelines” of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of

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independent directors. With six of the seven directors proposed to be nominated considered independent, the Board is composed of a majority of independent directors. The Chairman, Martin Ferron, is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. The Lead Director, Bryan D. Pinney, is however an independent director. The Board of Directors has determined that each of the directors, other than Martin Ferron, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude any non-independent directors. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings and are led by the Lead Director. In the fiscal year ended December 31, 2018, each board meeting included such in-camera sessions, and except for the in camera sessions, there were no separate meetings of independent board members that took place.

The following table outlines the independence, as defined in the standards established by the CSA, of director nominees, as at the date of the Circular.

Director or Nominee	Independent	Non-Independent	Reason for Non- Independence
Martin R. Ferron		✓	Chief Executive Officer
Ronald A. McIntosh	✓
William C. Oehmig	✓
Bryan D. Pinney	✓
John J. Pollesel	✓
Thomas P. Stan	✓
Jay W. Thornton	✓

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd.	TSX, NYSE	September, 1998
John J. Pollesel	First Cobalt Corporation	OTCQB, ASX, TSX-V	May, 2017
	Noront Resources Ltd.	TSX-V	June, 2017
Jay W. Thornton	Tervita Corporation	TSX	July, 2018
Bryan D. Pinney	Persta Resources Inc.	HKSE	February, 2016
	TransAlta Corporation	TSX, NYSE	April, 2018

Director Term Limits

The Corporation has not adopted term limits for its directors. In the view of the Corporation, optimal governance is aided by a combination of board renewal and board continuity. Mandatory term limits, however, would impose a rigid and arbitrary rule on a decision that should be flexible and reasoned. The Operations Committee considers and assesses Board and committee composition on a regular basis with an eye to ensuring the Board and its committees are comprised of persons having the qualifications, skills, knowledge, experience and expertise necessary for effective governance of the Corporation. Any shortcomings identified by the Operations Committee are brought forward to the Board and recommendations for recruitment or other change are made as are determined by the Board to be in the best interests of the Corporation.

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Board Executive Office Diversity Policy

The Corporation firmly believes that, in addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board has adopted a written policy that, when identifying and selecting candidates for appointment or election to the Board, the Operations Committee and the Board must consider diversity criteria, including but not limited to the gender, age, cultural and geographic backgrounds of potential candidates and how the same would lead to greater diversity on the Board. The Corporation also firmly believes that diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board has adopted a written policy that the same diversity criteria must be considered when identifying and selecting candidates for appointment to executive management positions.

The Corporation does not, however, believe that it is in the best interests of the Corporation or its shareholders to set any specific targets or quotas for recruiting Board members or executive management based on diversity criteria and it has not set any such targets or quotas. The Corporation believes that diversity criteria should be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria.

The Operations Committee and the Board will review and assess, on a regular basis and no less than once per year, the effectiveness of its diversity policy and whether its objectives are being met. Without specific targets or quotas in place, such assessment will, by its nature, be subjective. The Corporation does not presently have any women serving on the Board or as executive officers.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the year ended December 31, 2018, or as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed fiscal year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed in the “Interest of Management and Others in Material Transactions” section of the Corporation’s Annual Information Form.

Orientation and Continuing Education

The Operations Committee, in conjunction with the Board Chair, the Lead Director and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

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Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a)	Industry Conferences – Management updates this list as conferences are scheduled.

(b)	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

(a)	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

(b)	effective anonymous reporting is through an independent ethics reporting firm; or

(c)	directly to the Chairman of the Board, the Lead Director or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair, the Lead Director or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair, the Lead Director and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the

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appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Assessment of Board Effectiveness

The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution through a two-step process. Firstly, the Operations Committee makes such assessment on a semi-annual basis based upon the observations of the members of the Operations Committee. The Operations Committee then determines whether any corrective actions, such as changes to committee membership, additional board recruitment or special education or training, are advisable and presents its recommendations to the Board. Secondly, the members of the Board periodically undergo a formal peer review process. The Operations Committee has developed, and periodically revises, a form of questionnaire that is completed by board members anonymously. The questionnaire addresses matters of board, committee and individual efficiency, structure, workload, competency, skills, leadership, communication, diligence and other such matters. The Operations Committee receives the results of the questionnaire and determines whether the results indicate that corrective action is advisable. It then makes recommendations to the Board in that regard.

Position Descriptions

The position descriptions for the Chairman of the Board, the Lead Director, the Committee Chairs and the Chief Executive Officer are all set out in the attached Governance Policy and Board Mandate.

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BOARD COMMITTEES

AUDIT COMMITTEE

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis (“MD&A”), press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Bryan D. Pinney is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website (www.nacg.ca) and is included in the most recent Annual Information Form. The Audit Committee is currently composed of Messrs. Pinney, McIntosh, Pollesel and Stan, with Mr. Pinney serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s most recent Annual Information Form, under the heading “The Board and Board Committees”, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Our auditors are KPMG LLP. Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended December 31, 2018. See our most recently filed Annual Information Form for details regarding fees we have paid to KPMG for services rendered by them in 2017 and 2018.

HUMAN RESOURCES & COMPENSATION COMMITTEE

The HRCC is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the HRCC is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Committee that is available on the Corporation’s website (www.nacg.ca). The Committee is currently composed of Messrs. Oehmig, Pinney, Stan and Thornton, with Mr. Stan serving as Chairman. The Corporation, may retain independent specialized compensation consultants, to assist in determining compensation for executive management and directors.

OPERATIONS COMMITTEE

The Operations Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. It is

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also responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Operations Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Operations Committee that is available on the Corporation’s website (www.nacg.ca). The Operations Committee is currently composed of Messrs. Oehmig, McIntosh, Pollesel, Stan and Thornton, with Mr. Oehmig serving as Chairman.

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ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Construction Group Ltd., 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8:

(a)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2018 together with the accompanying Auditor’s Report and the MD&A;

(b)	this Information Circular; and

(c)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NACG Shareholders, other than the election of directors, require a simple majority of the NACG Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2020 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation’s principal executive offices not later than November 15, 2019.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Edmonton, Alberta, this 26th day of March, 2019.

/S/ Martin R. Ferron
Board Chair & Chief Executive Officer

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SCHEDULE A – CORPORATE GOVERNANCE POLICY AND BOARD MANDATE

1.	Introduction

The Board is responsible for the stewardship of the Corporation as well as supervision of the management of the business and affairs of the Corporation. The Board is committed to following corporate governance practices that help ensure the Board serves the best interests of the Corporation in discharging those responsibilities. This Policy sets out the framework for those corporate governance practices.

2.	Objectives

The objectives of this Policy are to:

(a)	establish a framework to assist the Board in achieving good corporate governance in all aspects of the Corporation’s business; and

(b)	ensure compliance with the governance requirements of applicable regulators and stock exchanges.

3.	Definitions

In this Policy:

(a)	“Board” means the board of directors of the Corporation;

(b)	“CEO” means the Chief Executive Officer of the Corporation;

(c)	“Chair” or “Board Chair” means the chair of the Board;

(d)	“Committee” means any committee of directors established by the Board for the purpose of carrying out certain delegated functions of the Board;

(e)	“Committee Chair” means the chair of any Committee;

(f)	“Corporation” means North American Construction Group Ltd.;

(g)	“Executive Officer” means the CEO, President, Chief Operating Officer, Chief Financial Officer and each Vice-President of the Corporation; and

(h)	“Lead Director” means the lead director appointed under Section 5.5, if applicable.

4.	Scope

This Policy applies to all activities of the Board.

5.	Policy

5.1	Directors

The Board has determined that it will be comprised of at least 6 directors in order to fill all of the Committees required for an effective governance structure and to meet the regulatory requirements of applicable stock exchanges. The Board has also determined that there will be no more than 10 directors in order to encourage lively, informed discussion and facilitate decision-making while managing the costs of operating the Board.

Directors are expected to use their skill and experience to provide oversight to the business of the Corporation. Directors are expected to attend meetings and to be prepared to participate actively and knowledgeably. A full description of the responsibilities of each director is set out in Appendix A.

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5.2	Chair

The Board will elect a Chair who shall remain as the Chair until such time as he or she retires or until an alternate Chair is selected. The position description for the Chair is set out in Appendix B.

5.3	Committees

In order to ensure effective management of the workload and concurrently meet the regulatory requirements of applicable stock exchanges the Board will delegate certain of its responsibilities to the following Committees:

(a)	Audit Committee

(b)	Human Resources and Compensation Committee

(c)	Operations Committee

The Board will appoint a Committee Chair for each Committee from among the members of the Committee. The position description for Committee Chairs is set out in Appendix C.

Each Committee will prepare a charter to describe its responsibilities and will annually review its charter to ensure it is current. Each Committee charter, and any amendments, will be reviewed and approved by the Operations Committee and the Board and publicly disclosed on the Corporation’s website once approved.

Each Committee will perform an assessment of its effectiveness each year based on the guidelines set by the Operations Committee and will report the findings of that annual review to the Board.

5.4	Board and Committee Composition

The Board will periodically review Board and Committee composition, consider and approve the nomination of directors recommended by the Operations Committee, fill vacancies among the directors, appoint additional directors and appoint directors to Committees.

5.5	Director Qualifications and Diversity Criteria

In addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board will, when identifying and selecting candidates for appointment or election to the Board, consider:

(a)	what competencies, qualifications, skills, knowledge, experience and expertise the Board, as a whole, should possess;

(b)	the competencies, qualifications, skills, knowledge, experience and expertise of existing Board members;

(c)	the competencies, qualifications, skills, knowledge, experience and expertise of potential candidates and the way in which the same would complement that of existing Board members;

(d)	whether potential candidates can devote sufficient time and resources to his or her duties as a board member; and

(e)	diversity criteria, including but not limited to the gender, age, cultural and geographic backgrounds of potential candidates and how the same would lead to greater diversity on the Board.

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Diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board will also consider the above diversity criteria when identifying and selecting candidates for appointment to Executive Officer positions.

It is not in the best interests of the Corporation or its shareholders to set any specific targets or quotas for recruiting Board members or Executive Officers based on diversity criteria. Diversity criteria will be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria.

5.6	Independence

The Board will be composed of a majority of independent directors. Each Committee will be composed solely of independent directors.

The Board has determined that an independent director is a director who is not a member of management and who does not have a relationship with the Corporation or with management that may affect or be perceived to affect, the director’s ability to act in the best interests of the Corporation. A director is not independent if he or she does not satisfy the independence requirements contained in any applicable securities legislation or regulation or in the rules or policies of any applicable regulator or stock exchange on which the Corporation’s securities are listed for trading. The Board may adopt other categorical standards for determining whether a director is independent and will review the independence of each of the non-management directors annually.

The CEO of the Corporation will serve as a director of the Corporation and will be the only management director.

In the event the Board determines that it is appropriate and in the best interests of the Corporation to have the same individual serve concurrently as both Chair and CEO, the Board may make such appointment. In such case, however, the Board will appoint an independent director (the “Lead Director”) to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties. The position description for the Lead Director is set out in Appendix D.

The Board has adopted a policy of meeting in camera, with only independent directors present, at each regularly scheduled Board meeting. In camera sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.

Directors are expected to speak and act independently, respecting differing views held by other directors and management.

5.7	Interlocks

An interlock occurs when two or more directors of the Corporation are members on the same board of directors of another public company. No more than two directors may sit on the same public company board without the prior consent of the Board. In considering whether or not to permit more than two directors to serve on the same board, the Board must take into account all relevant considerations including, in particular, the total number of Board interlocks at that time. Also, none of the members of the Audit Committee may serve on more than three public company audit committees without Board approval.

5.8	Strategic Planning

The Board will adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation.

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5.9	Identification and Management of Risks

The Board will identify the principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage such risks, including ensuring implementation of appropriate internal control and management information systems.

5.10	Ethics and Conflicts of Interest

The Board is responsible for ensuring a culture of integrity within the Corporation and in fulfilling that responsibility will:

(a)	satisfy itself as to the integrity of the Executive Officers and that the Executive Officers create a culture of integrity throughout the organization;

(b)

approve and adopt a Code of Conduct and Ethics Policy applicable to directors, officers and employees of the Corporation and periodically review the same to ensure conformance with evolving best practices for corporate governance;

(c)

monitor compliance with the Code of Conduct and Ethics Policy, address and respond to any material departures from the same by any director or Executive Officer that come to the attention of the Board, consider any request for a waiver from the provisions of the same for the benefit of any director or Executive Officer and grant any such waiver if determined by the Board to be appropriate and in the best interests of the Corporation; and

(d)	ensure that, in conducting its business, the Board avoids conflicts of interest by directors.

A director has a conflict if he or she is:

(a)	a party to a material contract or transaction or proposed material contract or transaction with the Corporation;

(b)	a director or officer of any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

(c)	a person who has a material interest in any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation.

Immediately upon becoming aware of an actual or potential conflict of interest a director shall inform the Chair as well as the Lead Director if a Lead Director has been appointed. The director shall also advise the CEO and the corporate secretary of the conflict.

Because it may be impractical for a director who serves as a director or officer of another entity or who has a material interest in another entity to know that the entity is entering into a material contract or transaction with the Corporation (and therefore to give notice of every such material contract or transaction), it is sufficient for the director to deliver a general notice to the Board declaring that he or she is a director or officer or has a material interest in an entity and is to be regarded as interested in any material contract or transaction made with that entity. To minimize the possibility of a conflict of interest not being identified, directors will provide to the Corporation and update annually, a list of all shares and options held in the Corporation and all other director positions they hold or shares held in other organizations.

5.11	Director Compensation

The Board will compensate directors in a form and amount that is fair and appropriate for the services they perform and which is customary for comparable companies, having regard to such matters as time commitment, responsibility and trends in director compensation.

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The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors’ compensation, including compensation of the Chair and the Committee Chairs, to ensure that it is competitive and realistically reflects the responsibilities and risks involved in being a director.

To more closely align the interests of directors and the Corporation’s shareholders, a portion of the directors’ fees may be paid in the form of equity, which may be in the form of deferred share units or other stock-based compensation. In addition, directors are encouraged to hold shares of the Corporation for their own accounts.

A management director will not receive additional compensation for Board service.

5.12	Orientation and Education for Directors

The Board, in conjunction with management, will provide an orientation program for new directors. The Board will ensure that all new directors understand the role of the Board and its Committees. Each director will be provided with a copy of all of the corporate governance policies and charters. Management will conduct orientation sessions with new directors to review the Corporation’s business, issues, risks and opportunities.

The Board, in conjunction with management, will provide continuing education opportunities for all directors so that individuals may maintain or enhance their skills and abilities as directors on an ongoing basis. Management will provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business and to ensure their understanding of the Corporation’s business remains current.

5.13	Executive Team

The Board will appoint the Executive Officers of the Corporation and will monitor their performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. The Board will ensure that Executive Officers receive training and education as determined by the Board to be appropriate to ensure their ongoing professional development and improvement.

The Board expects management succession planning to be an ongoing activity to be reviewed and approved by the Board. This planning process will include, on a continuing basis, the CEO’s recommendation of a successor in the event of an unexpected incapacitation of the CEO.

5.14	Access to Advisors

The Board and each Committee will have access to independent legal, accounting, financial and other advisors as each deems necessary or appropriate to assist the Board or Committee in the conduct of its respective duties. The engagement of such advisors will be at the expense of the Corporation.

Any individual director who wishes to engage a non-management advisor at the expense of the Corporation to assist on matters involving his or her responsibilities as a director must review the request with and obtain the authorization of the Chair. Authorization of the Lead Director must also be obtained where a Lead Director has been appointed.

5.15	Term Limits

As set out in the by-laws, the election of directors will take place at each annual meeting of shareholders where the terms of all directors then in office shall be deemed to end. If qualified, however, each shall be eligible for re-election. The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over

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a period of service, considerable insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

5.16	Evaluation

The Board is responsible to ensure the continued effectiveness of the Board, its Committees and the individual directors and to foster a process of continuing improvement. Each director will periodically participate in a Board and Committee effectiveness assessment as well as an individual assessment by the director’s peers. Board and Committee assessments will consider, among other things, the effectiveness of the Board or Committee in achieving its mandate as set out in this Policy or the relevant Committee charter, as applicable. Individual peer assessments will consider, among other things, the competencies and skills the individual director is expected to bring to the Board, the director responsibilities set out in Appendix A and the applicable position descriptions for any director serving as Board Chair, Lead Director or the chair of any Committee. The Operations Committee is responsible for establishing the process for Board, Committee and individual director assessments.

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APPENDIX A: Responsibilities of Directors

Directors are expected to:

•	Understand and fulfill the legal requirements and fiduciary and other obligations of a director.

•	Act honestly and in good faith with a view to the best interests of the Corporation.

•	Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•	Participate, as necessary, in the review and approval of Corporation policies and strategies and in monitoring their implementation.

•	Exercise their directors’ powers for the purposes for which they are intended.

•	Comply with the Corporation’s Code of Conduct and Ethics Policy.

•	Disclose to the Board when their personal interests and their duty to the Corporation are brought into conflict.

•	Use their abilities, experience and influence constructively.

•	Respect the confidentiality of fellow Board members and of the Corporation.

•	Understand the difference between governing and managing and not encroach on management’s mandate and areas of responsibility.

•

Participate, as requested by the Board, on Board Committees. The Board will endeavour to limit a director’s participation to two Committees in order to enable the director to give proper attention to each Committee, as well as to the Board. Committee members are expected to become knowledgeable about the purpose and goals of the relevant Committees, as well as the process of Committee work and the role of management, staff and outside advisors supporting the Board’s Committees.

•	When appropriate, communicate with the Board Chair and the CEO between meetings and be responsive when an officer of the Corporation or member of the Board desires to communicate between meetings.

•	Prepare for Board and Committee meetings in advance.

•

Attend all regular scheduled Board and Committee meetings in person. It is acceptable, on an infrequent basis, for directors to participate in these meetings by conference call if attendance in person is not possible. A director will notify the Board Chair or the CEO if he or she will not be able to attend or participate in a meeting.

•	Become sufficiently knowledgeable about the Corporation’s business, services, principal regulators and industry.

•	Develop an understanding of the role of the Corporation in the communities in which it operates.

•	Maintain an understanding of the legislative, business, social and political environments within which the Corporation operates.

•	Maintain an understanding of the strategic planning process and principal risks of the Corporation.

•	Remain knowledgeable about the executive management structure and overall management of the Corporation.

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•	Keep abreast of corporate governance developments and emerging best practices in corporate governance.

•

Take part in a periodic performance review of the Board as a whole and of any Committee to which he or she is a member in an honest and positive manner in order to contribute to continuous improvement in relation to the functioning of the Board and the Committees.

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APPENDIX B: Board Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Board Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2	The Board Chair shall be appointed by the Board and will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of the Board Chair is to provide leadership to the Board in matters relating to the effective execution of all Board responsibilities.

1.4	The Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

1.5	The responsibilities of the Board Chair are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Board Chair are to be carried out in conjunction and cooperation with the Lead Director when a Lead Director has been appointed. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject and subordinate to the responsibilities of the Lead Director.

2	Board Leadership

The Board Chair has the responsibility to:

2.1	Provide leadership in ensuring that the Board works harmoniously as a cohesive team.

2.2

Facilitate the Board functioning independently of management by ensuring that independent directors meet regularly without management or other non-independent directors present as well as by engaging outside advisors as required.

2.3

Provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected.

2.4	Attend Committee meetings and communicate with directors between meetings, as required.

2.5	Establish procedures to govern the Board’s work including:

•	working with the CEO and Secretary to schedule meetings of the Board and its Committees;

•	developing the agenda for Board meetings with input from other directors and management;

•	working with the CEO and Secretary to ensure that proper and timely information is delivered to the Board;

•	working with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues;

•	chairing all meetings of the Board, to the fullest extent possible;

•	encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

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•	in conjunction with the Lead Director if applicable, ensuring that independent directors have the opportunity to meet in camera at each meeting of the Board;

•	ensuring that any decisions arising from in-camera sessions are conveyed to the Secretary to be included in the minutes of the meeting;

•	ensuring that the Board has appropriate administrative support; and

•	addressing complaints, questions and concerns regarding Board matters, including consideration and approval of a director’s request to engage a non-management advisor at the Corporation’s expense.

3	Board Development

The Board Chair has the responsibility to:

3.1	Assist the Operations Committee in implementing the Board assessment process and lead the Board in discussing the results.

3.2	Lead in continuous improvement of Board processes and provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business.

3.3	Upon recommendation of the Operations Committee, and in conjunction with the Lead Director if applicable, approach new candidates to serve on the Board.

4	Working with Management

The Board Chair has the responsibility to:

4.1	Represent shareholders and the Board to management and represent management to the Board and shareholders.

4.2	Work with the Board and the CEO to ensure that the Corporation is building a healthy governance culture.

4.3	Assist in effective communication between the Board and management, including follow-up of major items required by management or the Board.

4.4	Communicate openly and effectively with the CEO regarding strategy, governance matters, performance of the Corporation and feedback from directors.

4.5	Maintain regular contact with the CEO to keep well informed on the major affairs and operations of the Corporation.

4.6

Assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers, except the CEO where the Chair also serves as CEO, and ensuring succession plans are in place at the senior management level.

4.7	Serve as advisor to the CEO and other Executive Officers.

5	Shareholder Relations

The Board Chair has the responsibility to:

5.1	Chair annual and special meetings of the shareholders.

5.2

Receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices. The Board Chair will inform and consult with management to determine an appropriate response.

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APPENDIX C: Committee Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of each Committee Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

Each Committee Chair shall be an independent director and shall be appointed by the Board. Each Committee Chair will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of each Committee Chair is to provide leadership in matters relating to the effective execution of all Committee responsibilities.

1.4	Each Committee Chair’s performance will be measured based on the satisfaction of Committee members and of the Board regarding the functioning of the Committee.

1.5	The responsibilities of each Committee Chair are to be carried out in a manner consistent with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

2	Role and Responsibilities

Each Committee Chair has the responsibility to:

2.1	provide leadership in ensuring that the Committee works harmoniously as a cohesive team;

2.2	facilitate the Committee functioning independently of management by meeting regularly without management and engaging outside advisors as required;

2.3	communicate with Committee members between meetings as required;

2.4	facilitate information sharing with other Committees, as required, to address matters of mutual interest or concern;

2.5	lead in continuous improvement of Committee processes and provide Committee members with opportunities to increase their knowledge and understanding of the Corporation’s business;

2.6	assist in effective communication between the Committee and management, including follow-up of major items required by management, the Board or by the Committee;

2.7	establish procedures to govern the Committee’s work including:

•	work with the CEO and Secretary to schedule meetings of the Committee;

•	develop the agenda for Committee meetings with input from the Board Chair, other Committee members and management;

•	work with the Board Chair, CEO and Secretary to ensure that proper and timely information is delivered to the Committee;

•	work with the Board Chair and CEO to ensure that the conduct of Committee meetings provides adequate time for proper discussion of relevant issues;

•	chair all meetings of the Committee;

•	encourage full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

•	report regularly to the Board on the activities of the Committee, including the results of meetings and reviews undertaken and any associated recommendations;

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•	ensure that the Board Chair and the Lead Director, if one has been appointed, are briefed regularly on the key issues facing the Committee;

•	ensure that the Committee has appropriate administrative support; and

•	address complaints, questions and concerns regarding Committee matters.

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APPENDIX D: Lead Director – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Lead Director of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

The Lead Director shall be an independent director and shall be appointed by the Board to serve in that role at any time that any particular person serves concurrently as both Board Chair and CEO. The Lead Director will hold office until such time as he or she resigns or is replaced by a majority vote of the Board or until such time as the Board determines that a Lead Director is unnecessary due to a separation of the roles of Board Chair and CEO.

1.3

The prime responsibilities of the Lead Director are to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties.

1.4

The Lead Director’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of the independent directors regarding the effective exercise by the Board of independent judgment.

1.5	The responsibilities of the Lead Director are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Lead Director are to be carried out in conjunction and cooperation with the Board Chair. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject and subordinate to the responsibilities of the Lead Director.

2	Role and Responsibilities

The Lead Director has the responsibility to:

2.1	together with the Board Chair, oversee the Board’s discharge of its duties;

2.2	work with the Board chair, the CEO and the Board to ensure the Corporation is building a healthy governance culture;

2.3	work with the Board Chair and management to set the agenda for each meeting of the Board and ensure the Board is provided with appropriate associated materials;

2.4	attend Committee meetings and communicate with directors between meetings, as required.

2.5	together with the Board Chair, work with the Committees of the Board to ensure they have a proper structure and appropriate assignments;

2.6

together with the Board Chair, oversee the responsibilities and functions delegated to the Committees of the Board, including, but not limited to, compensation, performance evaluations and internal control systems;

2.7

assist the Compensation Committee in monitoring and evaluating the performance of the CEO and, together with the Board Chair, assist the Compensation Committee in monitoring and evaluating the performance of the other Executive Officers as well as ensuring succession plans are in place at the senior management level.

2.8	together with the Board Chair, take steps to foster the Board’s understanding of its responsibilities and boundaries with management;

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2.9	chair Board meetings when the Board Chair is absent or in circumstances where the Board Chair is conflicted;

2.10	act as a leader for the independent directors;

2.11

serve as an independent contact for directors, shareholders and other stakeholders on matters when the person making contact believes it to be inappropriate to discuss the matter initially with the Board Chair or in other situations where the Board Chair is not available;

2.12	communicate with the Board Chair and CEO so that he or she is aware of concerns of the independent directors, shareholders and other stakeholders;

2.13	be available to counsel the Board Chair on matters appropriate for review in advance of discussion with the full Board;

2.14	organize and present agendas for in camera independent director meetings based on input from directors and management;

2.15	preside over in camera independent director meetings and conduct the meetings in an efficient, effective and focused manner;

2.16	oversee the distribution of information to independent directors for purposes of in camera independent directors meetings in a manageable form, sufficiently in advance of the meeting;

2.17	brief the Board Chair on decisions reached or suggestions made at in camera independent director meetings;

2.18	perform other functions as may be reasonably requested by the Board.

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